                         SELECTED FINANCIAL INFORMATION

     The following table presents a summary of selected financial information for the five years ended December 31, 1996 and for the six month periods ended June 30, 1997 and 1996. This financial information should be read in conjunction with the Financial Statements and Notes thereto, included elsewhere herein. The financial information at and for the six months ended June 30, 1997 and 1996 has not been audited but, in the opinion of management, contain all adjustments necessary to present fairly the financial position and results of operations of the Bank at and for such periods. The results of operations for the six months ended June 30, 1997, are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 1997, or for any future periods. See also "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" herein.

                                                                                                             AT OR FOR THE
                                                               AT OR FOR THE                                  SIX MONTHS
                                                          YEAR ENDED DECEMBER 31,                           ENDED JUNE 30,
                                       --------------------------------------------------------------   -----------------------
                                          1996         1995         1994         1993         1992         1997         1996
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENTS OF INCOME
(000's)
 Total interest income...............  $   24,261   $   21,776   $   18,545   $   14,857   $   13,923   $   15,130   $   11,392
 Total interest expense..............       7,128        5,973        4,299        3,545        4,486        4,941        3,251
                                        ---------    ---------    ---------    ---------    ---------    ---------    ---------
 Net interest income.................      17,133       15,803       14,246       11,312        9,437       10,189        8,141
 Provision for credit losses.........         635        1,008        1,210          968          579          625          350
                                        ---------    ---------    ---------    ---------    ---------    ---------    ---------
 Net interest income after provision
   for credit losses.................      16,498       14,795       13,036       10,344        8,858        9,564        7,791
 Non-interest income.................       3,075        2,519        2,493        2,540        1,703        1,928        1,378
 Non-interest expense and income
   taxes.............................      16,998       14,889       13,249       11,327        9,492       10,304        8,049
                                        ---------    ---------    ---------    ---------    ---------    ---------    ---------
 Net income..........................  $    2,575   $    2,425   $    2,280   $    1,557   $    1,069   $    1,188   $    1,120
                                        =========    =========    =========    =========    =========    =========    =========
PER SHARE DATA(1)
 Net income(2).......................  $     0.46   $     0.44   $     0.43   $     0.31   $     0.23   $     0.20   $     0.20
 Cash dividends......................         N/A          N/A          N/A          N/A   $     0.02          N/A          N/A
 Book Value Per Share(1)(3)..........  $     4.95   $     4.48   $     3.85   $     3.60   $     3.22   $     5.21   $     4.63
 Number of shares used in income
   calculations......................   5,646,136    5,503,150    5,301,938    5,110,576    4,698,469    5,824,357    5,625,833
STATEMENTS OF FINANCIAL CONDITION
 (at end of period) (000's)
 Total assets........................  $  333,565   $  257,465   $  226,031      207,564   $  176,127   $  399,307   $  262,931
 Total deposits......................     303,944      230,534      204,491      175,999      159,436      368,452      236,732
 Total net loans(4)..................     242,787      188,878      166,475      158,690      128,983      269,788      196,851
 Allowance for credit losses.........       2,634        2,024        2,494        1,827        1,325        2,743        2,313
 Total investments...................      36,522       39,393       19,194       27,301       17,343       71,386       21,261
 Total equity........................      27,040       23,678       19,853       18,100       15,766       28,690       24,807
OPERATING RATIOS
 Total net loans to total deposits...       79.88%       81.93%       81.41%       90.17%       80.90%       73.20%       83.15%
 Total equity to total assets........        8.11         9.20         8.78         8.72         8.95         7.18         9.43
 Tier I capital to risk-weighted
   assets(5).........................        8.76        11.64        10.61        10.52        11.23         7.55        10.48
 Total capital to risk-weighted
   assets(5).........................        9.69        12.65        11.93        11.60        12.18         8.40        11.46
 Tier I capital to average assets
   (leverage ratio)(5)...............        7.91         9.66         9.52         9.94         8.57         6.15         9.81
 Income on average equity............       10.24        11.13        12.07         9.45         7.60         8.56(6)       9.21(6)
 Income on average total assets......         .95         1.04         1.09          .85         0.65         0.64(6)        .90(6)
 Total interest expense to total
   interest income...................       29.38        27.43        23.18        23.86        32.22        32.66        28.54
 Non-performing loans(7) to total
   net loans.........................        2.12         2.74         1.41         1.56          .76         1.77         2.57
 Allowance for credit losses to
   total loans.......................        1.07         1.06         1.48         1.14         1.02         1.01         1.16
 Dividend payment ratio..............         N/A          N/A          N/A          N/A         6.94          N/A          N/A

---------------

(1) These figures have been adjusted retroactively to reflect previous stock splits and stock dividends.
(2) Net income per share is based upon the weighted average number of shares of Common Stock and common stock equivalents outstanding during each period.
(3) As used throughout this Offering Circular, the term "Book Value Per Share" is defined as total equity divided by the number of shares outstanding at the end of the period.
(4) As used throughout this Offering Circular, the term "total net loans" is defined as total loans net of unearned discount, net deferred loan fees, and the allowance for credit losses.
(5) As calculated pursuant to regulatory guidelines. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
    OPERATIONS -- Capital Resources" herein.)
(6) These ratios have been annualized.
(7) Non-performing loans consist of loans on non-accrual and loans past due 90 days or more.
N/A Not applicable.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     Management's discussion, which incorporates an analysis of financial condition and results of operations, is designed to provide a more comprehensive understanding of the significant changes and trends related to the Bank's financial condition, results of operations, liquidity and capital resources. The discussion should be read in conjunction with the Financial Statements and Notes thereto and the section entitled "SELECTED FINANCIAL INFORMATION" included elsewhere herein.

     The following table sets forth, for the periods indicated, the increase or decrease of certain items in the Statements of Income as compared to the prior comparable period:

                                                                                                SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                             JUNE 30,
                                -------------------------------------------------------     -------------------------
                                    1996 VERSUS 1995              1995 VERSUS 1994              1997 VERSUS 1996
                                -------------------------     -------------------------     -------------------------
                                AMOUNT OF                     AMOUNT OF                     AMOUNT OF
                                 INCREASE      PERCENT OF      INCREASE      PERCENT OF      INCREASE      PERCENT OF
                                (DECREASE)      INCREASE      (DECREASE)      INCREASE      (DECREASE)      INCREASE
                                 (000'S)       (DECREASE)      (000'S)       (DECREASE)      (000'S)       (DECREASE)
                                ----------     ----------     ----------     ----------     ----------     ----------
Total interest income.........    $2,485          11.41%        $3,231          17.42%        $3,738         32.81%
Total interest expense........     1,155          19.34          1,674          38.93          1,690          51.98
Net interest income...........     1,330           8.42          1,557          10.93          2,048          25.16
Provision for credit losses...      (373)        (37.00)          (202)        (16.69)           275          78.57
Net interest income after
  provision for credit
  losses......................     1,703          11.51          1,759          13.49          1,773          22.76
Non-interest income...........       556          22.07             26           1.04            550          39.91
Non-interest expense..........     2,300          17.10          1,228          10.05          2,290          30.46
Income before taxes...........       (41)         (1.06)           557          16.84             33           2.00
Income taxes..................      (191)        (13.26)           412          40.08            (35)          6.58
Net income....................       150           6.19            145           6.36             68           6.07

GENERAL

     In 1996 Valley Independent Bank experienced record earnings while continuing to expand market share. This market share expansion was highlighted by the merger with Bank of the Desert, N.A., headquartered in La Quinta, California. The merger was closed on September 12, 1996 and accounted for as a purchase transaction. Accordingly, the results of operations of Bank of the Desert, N.A. were included with that of the Bank subsequent to the consummation of the merger. Bank of the Desert, N.A. had total assets of $31.9 million. The purchase price was approximately $3.3 million. The four branches acquired as a result of this merger significantly increased the Bank's market share within Riverside County, California. In addition, the Bank purchased the Calexico, California branch office and related assets for $1.1 million and assumed $4.9 million in deposits from California Commerce Bank, a state banking corporation headquartered in Los Angeles, California. The Bank relocated its existing Calexico, California branch office to the acquired branch location. The facility acquired provided the Bank with a significantly improved physical location and increased the Bank's market share in the Calexico, California market area. During 1996, the Bank also remained focused on maintaining a quality loan portfolio as well as developing a capital base which will support future growth.

     The Bank's financial performance during the six months ended June 30, 1997 was highlighted by continued earnings growth, the acquisition of two branch locations from Wells Fargo Bank, N.A., in Blythe and Tecate, California, the establishment of a loan production office in Yuma, Arizona, and the construction of the new corporate facility in El Centro, California.

     The loan production office in Yuma, Arizona, commenced operations on January 13, 1997. This office represents a natural extension of the Bank's presence in Yuma and La Paz counties. The Yuma area marketplace presents a tremendous opportunity for the Bank especially in light of the area's major banks reducing their presence and consolidating decision-making to major metropolitan areas. This office was established with minimum overhead expense and as an operation is expected to reach break-even profitability prior to year-end.

     Effective February 14, 1997, the Bank acquired certain of the assets and assumed the deposit liabilities of the Blythe and Tecate, California, branch offices of Wells Fargo Bank, N.A., a national banking association headquartered in San Francisco, California. As a result of the acquisition, the Bank assumed the deposit liabilities of the two branches, in the aggregate amount of approximately $42.8 million, purchased the fixed assets of the two branches, and assumed the leases for the two branch locations. The aggregate purchase price paid by the Bank was $3,791,000, which included a premium for the deposits assumed in the amount of $1,975,000.

     The new corporate facility, approximately 25,000 square feet, was occupied in July, 1997, and consolidated the El Centro loan production office as well as the Bank's executive management, loan administration, Human Resources Department and Marketing Department. The Bank leases the facility and plans to temporarily sublet approximately 7,500 square feet.

     Total assets at December 31, 1996 were $333.6 million, an increase of $76.1 million, or 29.6%, compared to December 31, 1995. Total deposits increased $73.4 million, or 31.8%, to $303.9 million at December 31, 1996. During 1995 total assets increased $31.4 million, or 13.9%, from $226.0 million at year end 1994. Total deposits increased $26.0 million, or 12.7%, from year-end 1994 to $230.5 million at December 31, 1995.

     At June 30, 1997, total assets were $399.3 million, an increase of $136.4 million, or 51.9%, compared to June 30, 1996. Total deposits increased $131.7 million, or 55.6%, from June 30, 1996, to $368.5 million at June 30, 1997.

     Net income for the year ended December 31, 1996 was $2.6 million, an increase of $150,000, or 6.2%, when compared to $2.4 million for the prior year. On a per share basis, earnings were $.46 for the year, compared with $.44 reported in 1995. Increases in net interest income and non-interest income, a reduction in the provision for credit losses and income taxes, partially offset by increases in non-interest expenses were the primary factors concerned with enhancing the financial performance in 1996. Net income of $2.4 million in 1995 represented an increase of $145,000, or 6.4%, from the $2.3 million net income earned in 1994.

     Net income for the six months ended June 30, 1997 was $1.2 million, an increase of $68,000, or 6.1%, when compared to $1.1 million for the six months ended June 30, 1996. On a per share basis, earnings were $.20 for the period ending June 30, 1997 compared with $.20 reported for the six months ended June 30, 1996. The factors concerning the net income increase in the comparative periods ending June 30, 1997 and 1996, respectively, were the same as previously discussed in the comparative analysis of 1996 and 1995 net earnings growth.

     The return on average assets ratio was .95% for the year ended December 31, 1996, a decrease of 9 basis points, or 8.7%, compared with the 1.04% ratio reported in 1995. In 1995 the return on average assets ratio decreased 5 basis points, or 4.6%, from the 1994 ratio of 1.09%.

     The return on average equity ratio was 10.24% for the year ended December 31, 1996, a decrease of 89 basis points, or 8.0%, compared with the 11.13% ratio recorded in 1995. For the year ending December 31, 1995, the return on average equity ratio decreased 94 basis points, or 7.8%, from the 12.07% ratio generated in 1994.

     The return on average assets ratio was .64% for the six months ended June 30, 1997, a decrease of 26 basis points , or 28.9%, compared with the .90% ratio for the six months ended June 30, 1996. The return on average equity ratio was 8.56% for the six months ending June 30, 1997, a decrease of 65 basis points, or 7.1%, compared with the 9.21% ratio reported for the six months ended June 30, 1996.

     At December 31, 1996, the Bank's Tier I and total capital to risk-weighted assets ratios and the Bank's leverage ratio decreased to 8.76%, 9.69% and 7.91%, respectively, when compared to 11.64%, 12.65% and 9.66%, respectively, at December 31, 1995. At December 31, 1994 the Tier I capital ratio was 10.61%, the total capital ratio was 11.93%, and the leverage ratio was 9.52%. These ratios exceed regulatory requirements.

     At June 30, 1997, the Bank's Tier I and total capital to risk-weighted assets ratios and the Bank's leverage ratio decreased to 7.55%, 8.40% and 6.15%, respectively, when compared to 10.48%, 11.46% and 9.81%, respectively, at June 30, 1996. The ratios as of these respective six month interim periods exceeded regulatory requirements.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

     The following tables present the average amounts outstanding for the major categories of the Bank's assets, liabilities and equity accounts, the amount and average rate of interest income earned or interest expense paid for each category of interest-earning asset and interest-bearing liability, and net interest margin for the periods indicated. Tax-exempt interest income from investment securities has not been adjusted to a tax-equivalent basis.

                                                                YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------------
                                                         1996                            1995
                                             ----------------------------   ------------------------------
                                             AVERAGE    AMOUNT OF           AVERAGE    AMOUNT OF
                                             BALANCE    INTEREST    AVERAGE BALANCE    INTEREST    AVERAGE
                                             (000'S)     (000'S)    RATE    (000'S)     (000'S)     RATE
                                             --------   ---------   -----   --------   ---------   -------
ASSETS
INTEREST-EARNING ASSETS:
  Interest-bearing deposits................  $    301    $    15     4.98%
  Investment securities....................    28,979      1,980     6.83   $ 31,386    $ 1,887      6.00%
  Federal funds sold.......................     5,513        287     5.21     12,123        692      5.71
  Loans(1).................................   208,178     21,979    10.56    168,743     19,197     11.38
                                             --------   --------    ------  --------   --------    ------
Total Interest-Earning Assets..............   242,971     24,261     9.99    212,252     21,776     10.26
                                             --------   --------    ------  --------   --------    ------
NON INTEREST-EARNING ASSETS:
  Cash and due from banks..................    16,633                         14,658
  Allowance for credit losses..............    (2,351)                        (2,237)
  Premises and equipment...................     5,296                          3,589
  Other assets.............................     8,556                          6,011
                                             --------                       --------
Total Non Interest-Earning Assets..........    28,134                         22,021
                                             --------                       --------
Total Assets...............................  $271,105                       $234,273
                                             ========                       ========
LIABILITIES AND EQUITY
INTEREST-BEARING LIABILITIES:
  Money Market and Now accounts............  $ 59,292    $ 1,538     2.59%  $ 50,929    $ 1,202      2.36%
  Time and savings deposits................    75,309      3,151     4.18     67,931      2,851      4.20
  Time deposits over $100,000..............    42,229      2,296     5.44     34,574      1,897      5.49
                                             --------   --------    ------  --------   --------    ------
Total Interest-Bearing Deposits............   176,830      6,985     3.95    153,434      5,950      3.88
  Borrowed funds...........................     2,532        143     5.65        372         23      6.18
                                             --------   --------    ------  --------   --------    ------
Total Interest-Bearing Liabilities.........   179,362      7,128     3.97    153,806      5,973      3.88
                                             --------   --------    ------  --------   --------    ------
NON INTEREST-BEARING LIABILITIES:
  Demand deposits..........................    64,575                         57,368
  Other liabilities........................     2,024                          1,316
                                             --------                       --------
Total Non Interest-Bearing Liabilities.....    66,599                         58,684
                                             --------                       --------
Shareholders' Equity.......................    25,144                         21,783
                                             --------                       --------
Total Liabilities and Shareholders'
  Equity...................................  $271,105                       $234,273
                                             ========                       ========
Net Interest Income........................              $17,133     6.02%              $15,803      6.38%
                                                        ========    ------             ========    ------
Net Interest Income as a Percent of
  Interest-Earning Assets..................                          7.05%                           7.45%
                                                                    ========                       ========

                                                                     YEAR ENDED DECEMBER 31,
                                                                ----------------------------------
                                                                               1994
                                                                ----------------------------------
                                                                AVERAGE      AMOUNT OF
                                                                BALANCE      INTEREST      AVERAGE
                                                                (000'S)       (000'S)       RATE
                                                                --------     ---------     -------
ASSETS
INTEREST-EARNING ASSETS:
  Interest bearing deposits.................................
  Investment securities.....................................    $ 21,840      $ 1,164        5.33%
  Federal funds sold........................................       3,548          168        4.74
  Loans(1)..................................................     163,820       17,213       10.51
                                                                --------      -------      ------
Total interest-earning assets...............................     189,208       18,545        9.80
                                                                --------      -------      ------
NON INTEREST-EARNING ASSETS:
  Cash and due from banks...................................      13,456
  Allowance for credit losses...............................      (2,110)
  Premises and equipment....................................       3,569
  Other assets..............................................       4,453
                                                                --------
Total Non Interest-Earning Assets...........................      19,368
                                                                --------
Total Assets................................................    $208,576
                                                                ========
LIABILITIES AND EQUITY
INTEREST-BEARING LIABILITIES:
  Money Market and Now accounts.............................    $ 53,699      $ 1,331        2.48%
  Time and savings deposits.................................      51,504        1,650        3.20
  Time deposits over $100,000...............................      25,945        1,043        4.02
                                                                --------      -------      ------
Total Interest-Bearing Deposits.............................     131,148        4,024        3.07
  Borrowed funds............................................       6,798          275        4.05
                                                                --------      -------      ------
Total Interest-Bearing Liabilities..........................     137,946        4,299        3.12
                                                                --------      -------      ------
NON INTEREST-BEARING LIABILITIES:
  Demand deposits...........................................      50,916
  Other liabilities.........................................         720
                                                                --------
Total Non Interest-Bearing Liabilities......................      51,636
                                                                --------
Shareholders' Equity........................................      18,994
                                                                --------
Total Liabilities and Shareholders' Equity..................    $208,576
                                                                ========
Net Interest Income.........................................                  $14,246        6.68%
                                                                              =======      ------
Net Interest Income as a Percent of Interest-Earning
  Assets....................................................                                 7.53%
                                                                                           ======

                                                                        SIX MONTHS ENDED JUNE 30,
                                                     ---------------------------------------------------------------
                                                                  1997                             1996
                                                     ------------------------------   ------------------------------
                                                     AVERAGE    AMOUNT OF             AVERAGE    AMOUNT OF
                                                     BALANCE    INTEREST    AVERAGE   BALANCE    INTEREST    AVERAGE
                                                     (000'S)     (000'S)     RATE     (000'S)     (000'S)     RATE
                                                     --------   ---------   -------   --------   ---------   -------
ASSETS
INTEREST-EARNING ASSETS
  Interest bearing deposits........................  $    879    $    26      5.89%
  Investment securities............................    63,664      2,071      6.50    $ 24,389    $   825      6.77%
  Federal funds sold...............................     8,497        220      5.17       1,406         34      4.72
  Loans(1).........................................   255,991     12,813     10.01     199,855     10,533     10.54
                                                     --------   --------    ------    --------    -------     -----
Total interest-earning assets......................   329,031     15,130      9.20     225,650     11,392     10.10
                                                     --------   --------    ------    --------    -------     -----
NON INTEREST-EARNING ASSETS
  Cash and due from banks..........................    24,558                           15,273
  Allowance for credit losses......................    (2,800)                          (2,222)
  Premises and equipment...........................     7,227                            4,073
  Other Assets.....................................    14,129                            7,231
                                                     --------                          -------
Total Non Interest-Earning
  Assets...........................................    43,114                           24,355
                                                     --------                          -------
Total Assets.......................................  $372,145                         $250,005
                                                     --------                          -------
LIABILITIES AND EQUITY
INTEREST-BEARING LIABILITIES
  Money Market and Now
     accounts......................................  $ 79,529    $   964      2.42%   $ 51,744    $   646      2.50%
  Time and savings deposits........................   113,737      2,441      4.29      68,942      1,428      4.14
  Time deposits over $100,000......................    57,394      1,522      5.30      37,963      1,039      5.47
                                                     --------   --------    ------    --------    -------     -----
Total Interest-Bearing
  Deposits.........................................   250,660      4,927      3.93     158,649      3,113      3.92
  Borrowed funds...................................       488         14      5.74       4,907        138      5.62
                                                     --------   --------    ------    --------    -------     -----
Total Interest-Bearing
  Liabilities......................................   251,148      4,941      3.93     163,556      3,251      3.98
                                                     --------   --------    ------    --------    -------     -----
NON INTEREST-BEARING LIABILITIES:
  Demand deposits..................................    91,225                           59,942
  Other liabilities................................     2,001                            2,185
                                                     --------                          -------
Total Non Interest-Bearing
  Liabilities......................................    93,226                           62,127
                                                     --------                          -------
Shareholders' Equity...............................    27,771                           24,322
                                                     --------                          -------
Total Liabilities and
  Shareholders' Equity.............................  $372,145                         $250,005
                                                     ========                          =======
Net Interest Income................................              $10,189      5.27%               $ 8,141      6.12%
                                                                 =======    ======                =======      ====
Net Interest Income as a
  Percent of Interest-Earning
  Assets...........................................                           6.19%                            7.22%
                                                                            ========                           ====

---------------

(1) Yields and amounts include loan fees and late charges of $1,430,979, $1,429,445, $1,621,597, $672,680 and $640,468 for the years ended December
    31, 1996, 1995 and 1994, and for the six months ended June 30, 1997 and 1996, respectively.

NET INTEREST INCOME AND NET INTEREST MARGIN

     Average interest-earning assets totaled $243.0 million in 1996, an increase of $30.7 million, or 14.5%, compared to 1995. Average investment securities and federal funds sold decreased $2.4 million, or 7.7%, and $6.6 million, or 54.6%, respectively, as the Bank experienced significant average loan growth of $39.4 million, or 23.4%. In 1995 average interest-earning assets increased $23.1 million, or 12.2%, from a 1994 average of $189.2 million.

     Average interest-earning assets totaled $329.0 million during the six months ending June 30, 1997, an increase of $103.4 million, or 45.8%, compared to the same period last year. As a result of the acquisitions of Bank of the Desert, N.A., and the two branch locations from Wells Fargo Bank, N.A., all comparative areas of earning assets grew significantly. This growth was highlighted by an increase in average total loans of $56.1 million, or 28.1%, to $256.0 million.

     Average interest-bearing liabilities grew $25.6 million, or 16.6%, from $153.8 million for 1995 to $179.4 million for 1996. During 1996, all interest-bearing liability categories increased. In 1995, average interest-bearing liabilities increased $15.9 million, or 11.5%, from $138.0 million for 1994.

     Average interest-bearing liabilities for the six months ended June 30, 1997, increased $87.6 million, or 53.6%, to average $251.1 million as compared to the same period last year. During this comparative period average interest-bearing deposit categories increased $92.0 million, or 58.0%, to $250.7 million. Average borrowed funds decreased $4.4 million, or 90.1%, to $484,000 during the same periods. These comparative changes were significantly affected by the acquisitions previously discussed.

     Interest income in 1996 was $24.3 million, an increase of $2.5 million, or 11.4%, compared to 1995. The increase in interest income was the result of volume increases in average loans offset slightly by decreases in average investments and federal funds sold as well as a slightly lower overall interest rate environment. The yield on interest-earning assets decreased 27 basis points to 9.99% in 1996 from 10.26% in 1995. The yield on the loan portfolio, the largest portion of the Bank's interest earning assets, decreased 82 basis points, from 11.38% in 1995 to 10.56% in 1996.

     Interest income for the six month period ended June 30, 1997 was $15.1 million, an increase of $3.7 million, or 32.8%, compared to the six months ending June 30, 1996. The increase in interest income was primarily the result of the volume increases previously discussed. This increase was offset by a decreasing interest rate environment. The yield on interest-earning assets decreased 90 basis points to 9.20% for the six months ended June 30, 1997 from 10.10% for the comparative period last year.

     Interest expense increased $1.2 million, or 19.3%, to $7.1 million during 1996. The increase in interest expense was the result of volume increases in all interest-bearing categories, slightly offset by decreases in interest rates. The cost of total interest-bearing liabilities increased 9 basis points from 3.88% in 1995 to 3.97% in 1996.

     Interest expense increased $1.7 million, or 52.0%, during the six months ending June 30, 1997 as compared to the same period last year. The increase in interest expense was principally the result of the acquisitions discussed previously. This increase was partially offset by a declining interest rate environment. The cost of interest-bearing funds decreased 5 basis points from 3.98% for the six months ended June 30, 1996 to 3.93% for the six months ended June 30, 1997.

     Net interest income was $17.1 million for 1996 which represented an increase from the prior year of $1.3 million, or 8.4%. The net interest spread percentage, which represents the difference between the rate earned on average interest-earning assets and the rate paid on average interest-bearing liabilities, decreased to 6.02% for the year-ending December 31, 1996, compared to 6.38% in 1995. Net interest income as a percentage of average interest-earning assets, or the net interest margin, decreased to 7.05% in 1996 compared to 7.45% in 1995. Despite a greater proportionate growth in the higher yielding interest-earning asset categories, a higher cost mix of interest-bearing liabilities as well as the repricing effect of interest-earning assets and interest-bearing liabilities in a lower rate environment were the principal causes for the reduced yields in both net interest spread percentage and net interest margin.

     Net interest income, which amounted to $15.8 million in 1995, represented an increase of $1.6 million, or 10.9%, compared to 1994. Interest income was $21.8 million, an increase of $3.2 million, or 17.4%, compared to 1994. The increase in interest income was the combined result of volume increases in all interest-earning asset categories and a higher overall interest rate environment. The yield on interest-earning assets increased 46 basis points to 10.26% in 1995 from 9.80% in 1994. Interest expense increased $1.7 million, or 38.9%, to $6.0 million during 1995. The higher interest rate environment was the primary cause for the increase in interest expense. The cost of total interest bearing liabilities increased 76 basis points from 3.12% in 1994 to 3.88% in 1995. The increase in interest cost was also the result of increases in all deposit categories exclusive of money market and now accounts. Interest on borrowed funds decreased as a result of a decrease in volume partially offset by a slight increase in the federal funds rate. As a result, net interest margin decreased in 1995 compared to 1994, from 7.53% to 7.45%, and the net interest spread percentage decreased from 6.68% to 6.38%.

     Net interest income was $10.2 million for the six months ending June 30, 1997, representing an increase of $2.0 million, or 25.2%, from June 30, 1996. The net interest spread decreased to 5.27% for the period ending June 30, 1997, compared to 6.12% for the same period in 1996. Net interest income as a percentage of average interest-earning assets decreased to 6.19% for the period ending June 30, 1997, compared to 7.22% for the period ended June 30, 1996. The lower interest rate environment was the primary reason for the comparative decrease in yield for both the net interest spread and the net interest margin.

     The following table sets forth the dollar amount of changes in interest earned and paid for each major category of interest-earning assets and interest-bearing liabilities and the amount of changes attributable to changes in average balances (volume) or changes in average interest rates. The variances attributable to both balance and rate changes have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each category. Tax-exempt interest income from investment securities has not been adjusted to a tax-equivalent basis since the effect of such an adjustment would not be material.

                                        YEAR ENDED                        YEAR ENDED                   SIX MONTHS ENDED
                                     DECEMBER 31, 1996                DECEMBER 31, 1995                  JUNE 30, 1997
                                           OVER                              OVER                            OVER
                                        YEAR ENDED                        YEAR ENDED                   SIX MONTHS ENDED
                                     DECEMBER 31, 1995                DECEMBER 31, 1994                  JUNE 30, 1996
                                   INCREASE/DECREASE DUE            INCREASE/DECREASE DUE            INCREASE/DECREASE DUE
                                   TO CHANGE IN (000'S)              TO CHANGE IN (000'S)            TO CHANGE IN (000'S)
                               -----------------------------     ----------------------------     ---------------------------
                                                       NET                              NET                             NET
                               VOLUME      RATE       CHANGE     VOLUME      RATE      CHANGE     VOLUME     RATE      CHANGE
                               ------     -------     ------     ------     ------     ------     ------     -----     ------
INTEREST-EARNING ASSETS:
  Interest-bearing
    deposits.................  $  15                  $  15                                       $  26                $  26
  Investment securities......   (133)     $   228        95      $ 509      $  214     $ 723      1,395      $(149)    1,246
  Federal funds income.......   (373)         (33)     (406)       406         118       524        166         20       186
  Loans(1)(2)................  4,227       (1,446)    2,781        517       1,467     1,984      2,929       (649)    2,280
                               ------     -------     ------     ------     ------     ------     ------     -----     ------
  Total Interest Income......  3,736       (1,251)    2,485      1,432       1,799     3,231      4,516       (778)    3,738
INTEREST-BEARING LIABILITIES:
  Money market and NOW.......    247           89       336        (68)        (61)     (129)       372        (54)      318
  Time and savings...........    359          (59)      300        526         675     1,201        987         26     1,013
  Time deposits over
    $100,000.................    429          (30)      399        347         507       854        531        (48)      483
  Borrowed funds.............    128           (8)      120       (260)          8      (252)      (125)         1      (124)
                               ------     -------     ------     ------     ------     ------     ------     -----     ------
  Total Interest Expense.....  1,163           (8)    1,155        545       1,129     1,674      1,765        (75)    1,690
                               ------     -------     ------     ------     ------     ------     ------     -----     ------
  Interest Differential or
    Net
    Interest Income..........  $2,573     $(1,243)    $1,330     $ 887      $  670     $1,557     $2,751     $(703)    $2,048
                               ======     =======     ======     ======     ======     ======     ======     =====     ======

---------------

(1) The average balance of non-accruing loans is immaterial as a percentage of total loans and as such have been included in net loans.

(2) Loan fees and late charges of $1,430,979, $1,429,445, $1,621,597, $672,680 and $640,468 for the years ended December 31, 1996, 1995, and 1994, and for the six months ended June 30, 1997 and 1996, respectively, have been included in the interest income computation.

LOANS

     Total loans averaged $208.2 million in 1996, an increase of $39.5 million, or 23.4%, compared to 1995. The average loan growth is reflective of the recent acquisition of Bank of the Desert, N.A., and of a market with a strong agricultural base, which has been constrained to a minor degree by the recent Mexican peso currency devaluation. At December 31, 1996, total loans were $245.4 million representing an increase of $54.5 million, or 28.6%, over December 31, 1995. The yield on the total portfolio decreased 82 basis points to 10.56% in 1996, from 11.38% in 1995. This decrease in yield was the result of the repricing of variable-rate loans in an overall lower interest rate environment.

     In 1995 total loans averaged $168.7 million which represented an increase of $4.9 million, or 3.0%, compared to 1994. At December 31, 1995, total loans were $190.9 million which represented an increase of $21.9 million, or 13.0%, over December 31, 1994. The yield on the total portfolio increased 87 basis points to 11.38% in 1995 from 10.51% in 1994. This increase was the result of the repricing of variable rate loans in an overall higher interest rate environment.

     Loan growth was moderate during the six months ending June 30, 1997. This growth has been stimulated by the economic soundness of the communities serviced by the Bank as well as the diminishing effect of the devaluation of the peso currency by the Mexican government. Total loans at June 30, 1997 were $272.5 million which represented an increase of $73.4 million, or 36.8%, from June 30, 1996. This increase since June 30, 1996 also includes $19.3 million in loans acquired in the Bank of the Desert merger, which was consummated in September, 1996, and the Wells Fargo branch acquisition consummated in February, 1997.

     The loan portfolio represents the diversification of the markets served. At December 31, 1996, and June 30, 1997, there were no significant concentrations of loans within any particular industry. However, the local economies of the Bank's service area are agriculturally related and are impacted by fluctuations in farming commodity pricing.

     The following tables set forth the amount of the Bank's total outstanding loans, net of participations sold, in each category as of the dates indicated. The retained portion of SBA loans, as well as the guaranteed portion of such loans held for sale, are included primarily within the commercial and real estate construction loan totals.

                                                                                       DECEMBER 31,
                                                              ---------------------------------------------------------------
                                                                     1996                  1995                  1994
                                                              -------------------   -------------------   -------------------
                                                               AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
                                                              (000'S)    OF TOTAL   (000'S)    OF TOTAL   (000'S)    OF TOTAL
                                                              --------   --------   --------   --------   --------   --------
Commercial & agricultural...................................  $ 76,742      31.1%   $ 61,895      32.2%   $ 54,458      32.0%
Real estate -- construction.................................    26,419      10.7      21,637      11.3      25,459      15.0
Real estate -- other........................................   122,007      49.4      91,626      47.7      73,412      43.2
Installment.................................................    21,711       8.8      16,924       8.8      16,683       9.8
                                                              --------    ------    --------    ------    --------    ------
Total Loans.................................................  $246,879     100.0%   $192,082     100.0%   $170,012     100.0%
                                                              ========    ======    ========    ======    ========    ======

                                               DECEMBER 31,                                        JUNE 30,
                               ---------------------------------------------     ---------------------------------------------
                                       1993                     1992                     1997                     1996
                               --------------------     --------------------     --------------------     --------------------
                                            PERCENT                  PERCENT                  PERCENT                  PERCENT
                                AMOUNT        OF         AMOUNT        OF         AMOUNT        OF         AMOUNT        OF
                               (000'S)       TOTAL      (000'S)       TOTAL      (000'S)       TOTAL      (000'S)       TOTAL
                               --------     -------     --------     -------     --------     -------     --------     -------
Commercial &
  agricultural.............    $ 47,480       29.4%     $ 76,707       58.5%     $ 74,530       27.2%     $ 56,309       28.3%
Real
  estate -- construction...      26,588       16.5        16,317       12.5        36,791       13.4        19,801        9.9
Real estate -- other.......      70,763       43.8        24,727       18.9       139,468       50.9       106,308       53.4
Installment................      16,591       10.3        13,264       10.1        23,298        8.5        16,746        8.4
                               --------     ------      --------     ------      --------     ------      --------     ------
Total Loans................    $161,422      100.0%     $131,015      100.0%     $274,087      100.0%     $199,164      100.0%
                               ========     ======      ========     ======      ========     ======      ========     ======

NON-PERFORMING ASSETS

     Non-performing assets consist of non-accrual loans and certain past due loans not on non-accrual. Non-accrual loans include loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collectibility. At the time a loan is placed on non-accrual status, previously accrued and uncollected interest is reversed against interest income in the current period. Interest collections on non-accrual loans are generally credited to interest income when received. However, if ultimate collectibility of principal is in doubt, interest collections are applied as principal reductions.

     Interest accruals cease on mortgage and consumer loans, excluding home equity loans, when they are 90 days past due. At that time, previously accrued and uncollected interest is reversed against income. These loans are charged off when they are 120 days past due. For home equity loans, accruals cease at 180 days and uncollected interest is reversed against interest income. Thereafter, these loans are continually reviewed and charged off when deemed uncollectible.

     The following table provides information with respect to components of the Bank's non-performing assets as of the dates indicated. The Bank had $7.8 million and $5.0 million in restructured loans outstanding as of December 31, 1996 and 1995, respectively. There were $8.1 million and $6.9 million in outstanding restructured loan balances at June 30, 1997, and June 30, 1996, respectively.

                                                         DECEMBER 31,                      JUNE 30,
                                          -------------------------------------------   ---------------
                                           1996     1995     1994     1993     1992      1997     1996
                                          (000'S)  (000'S)  (000'S)  (000'S)  (000'S)   (000'S)  (000'S)
                                          ------   ------   ------   ------   -------   ------   ------
Non-accrual loans.......................  $5,020   $4,327   $1,837   $1,801    $ 796    $4,692   $4,690
Loans past due 90 days or more but not
  on non-accrual basis..................     137      846      515      670      182        70      361
                                          ------   ------   ------   ------     ----    ------   ------
Total...................................  $5,157   $5,173   $2,352   $2,471    $ 978    $4,762   $5,051
                                          ======   ======   ======   ======     ====    ======   ======

     The following table sets forth the gross interest income that would have been recorded for the periods indicated if the non-accrual loans had been current in accordance with their terms and the amount of interest income actually recognized on these loans:

                                                         YEAR ENDED         SIX MONTHS ENDED
                                                      DECEMBER 31, 1996      JUNE 30, 1997
                                                      -----------------     ----------------
        Interest income -- original terms.........        $ 475,569             $270,253
        Interest income -- recorded...............          163,921              123,028
                                                           --------             --------
        Forgiven Interest Income..................        $ 311,648             $147,225
                                                           ========             ========

     Properties taken in foreclosure, or other real estate owned, constitute another category of non-performing assets. Other real estate owned increased from $1.2 million at December 31, 1995 to $1.9 million at December 31, 1996. The increase in 1996, $.8 million, or 66.2%, was a combination of properties acquired in the Bank of the Desert, N.A., acquisition as well as the local economic impact of the recent Mexican peso currency devaluation. In 1995 other real estate outstandings increased $862,862, or 229.5%, primarily as a consequence of the Mexican currency devaluation.

     Total other real estate owned at June 30, 1997 was $2.6 million. This represented an increase of $1.0 million, or 62.6%, from June 30, 1996. The increase in other real estate outstandings during 1997 was a consequence primarily of properties acquired through acquisition (Bank of the Desert, N.A.) as well as a slight increase in foreclosure activity. The Bank is actively marketing these properties for sale.

INVESTMENTS

     Total investments averaged $29.0 million in 1996 representing a decrease of $2.4 million from 1995. At December 31, 1996, the investment portfolio amounted to $36.5 million, a decrease of $2.9 million compared to December 31, 1995. In 1996, the yield of the portfolio on a tax-equivalent basis increased 16 basis points to 7.62%. This increase was the result of maturities in the lower yielding U.S. Government and agencies portfolio which resulted in a portfolio mix with a greater percentage of the higher yielding state and municipal securities.

     The investment strategy employed during 1996 and the first six months of 1997 was the investment of temporarily idle deposit growth funds and investment maturities primarily into short-term callable federal agency obligations. The nature of these securities have provided liquidity through periodic repayment of principal and interest. The callable characteristic of these investments also provide liquidity to fund anticipated loan growth in the future.

     U.S. Government and federal agencies averaged $19.1 million during 1996, a decrease of $5.4 million, or 22.0%. This decrease reflected the strategy to provide liquidity for anticipated loan growth. The yield on the portfolio increased 17 basis points to 6.93% in 1996, compared to 6.76% in 1995.

     State and municipal securities increased on average $2.9 million to $9.8 million in 1996. The taxequivalent yield on this portfolio declined 78 basis points to 8.75% in 1996, compared with 9.53% in 1995.

     Federal funds sold averaged $5.5 million in 1996, a decrease of $6.6 million, or 54.5%, compared to 1995. At December 31, 1996, there were $8.0 million in federal funds sold outstandings. These funds represent excess funds temporarily invested. The yield on federal funds decreased 50 basis points to 5.21% in 1996. The decrease in yield was reflective of the lower interest rate environment.

     The investment portfolio averaged $31.4 million during 1995, representing an increase of $9.5 million over 1994. At December 31, 1995, total investments amounted to $39.4 million, an increase of $20.2 million compared to December 31, 1994. The portfolio yield on a tax-equivalent basis increased 55 basis points in 1995 to 7.46% as a result of the higher interest rate environment.

     During the first six months of 1997 the investment portfolio averaged $63.7 million which represented an increase of $39.3 million, or 161.0%, from the comparable period in 1996. The portfolio yield on a tax-equivalent basis for the six months ended June 30, 1997 was 7.33%, which represented a decrease of 52 basis points from the six months ended June 30, 1996. The decline in portfolio yield was primarily the result of a lower interest rate environment during the first six months of 1997.

     Securities are pledged to meet security requirements imposed as a condition to receipt of public fund deposits. At December 31, 1996 and December 31, 1995, the market value of securities pledged to secure public deposits was approximately $5.9 million and $9.2 million, respectively. The market value of securities pledged to secure public deposits at June 30, 1997 and June 30, 1996 was approximately $10.9 million and $5.2 million, respectively.

     The following tables summarize the amounts and distribution of the Bank's investment securities held as of the dates indicated, and the weighted tax-equivalent average yield as of December 31, 1996 and June 30, 1997:

                                                              DECEMBER 31,
                                  --------------------------------------------------------------------
                                              1996                     1995                1994
                                  ----------------------------   -----------------   -----------------
                                   BOOK     MARKET    WEIGHTED    BOOK     MARKET     BOOK     MARKET
                                   VALUE     VALUE    AVERAGE     VALUE     VALUE     VALUE     VALUE
                                  (000'S)   (000'S)    YIELD     (000'S)   (000'S)   (000'S)   (000'S)
                                  -------   -------   --------   -------   -------   -------   -------
U.S. TREASURY & GOVERNMENT
  AGENCIES:
  Within one year...............  $ 1,093   $ 1,095     5.83%    $ 1,030   $ 1,030   $ 1,294   $ 1,274
  One to five years.............   11,582    11,637     6.93      16,749    16,817     3,591     3,407
  Over five years...............    9,962     9,947     7.06      11,188    11,132     9,505     8,790
                                  -------   -------     ----     -------   -------
Total U.S. Treasury & Government
  Agencies......................   22,637    22,679     6.93      28,967    28,979    14,390    13,471
STATE AND POLITICAL
  SUBDIVISIONS:
  Within one year...............      681       684     7.26         542       544        --        --
  One to five years.............    2,470     2,569     9.52       2,185     2,376     1,410     1,417
  Over five years...............   10,266    10,590     8.67       7,095     7,494     4,052     4,281
                                  -------   -------     ----     -------   -------
Total State and Political
  Subdivisions..................   13,417    13,843     8.75       9,822    10,414     5,462     5,698
                                  -------   -------     ----     -------   -------
Total Other Securities..........        0         0        0           0         0        25        25
                                  -------   -------     ----     -------   -------
Total Securities................  $36,054   $36,522     7.62%    $38,789   $39,393   $19,877   $19,194
                                  =======   =======     ====     =======   =======

                                                                       JUNE 30,
                                                   ------------------------------------------------
                                                               1997                     1996
                                                   ----------------------------   -----------------
                                                    BOOK     MARKET    WEIGHTED    BOOK     MARKET
                                                    VALUE     VALUE    AVERAGE     VALUE     VALUE
                                                   (000'S)   (000'S)    YIELD     (000'S)   (000'S)
                                                   -------   -------   --------   -------   -------
U.S. TREASURY & GOVERNMENT AGENCIES:
  Within one year................................  $   564   $   564     5.27%    $   501   $   501
  One to five years..............................   11,817    11,842     6.82       6,781     6,749
  Over five years................................   36,182    36,234     7.06       4,618     4,552
                                                   -------   -------     ----     -------   -------
Total U.S. Treasury & Government Agencies........   48,563    48,640     6.98      11,900    11,802
STATE AND POLITICAL SUBDIVISIONS:
  Within one year................................      680       681     6.74         290       292
  One to five years..............................    2,764     2,919     8.98       1,984     2,048
  Over five years................................   18,579    19,146     8.01       6,969     7,119
                                                   -------   -------     ----     -------   -------
Total State and Political Subdivisions...........   22,023    22,746     8.09       9,243     9,459
                                                   -------   -------     ----     -------   -------
Total Securities.................................  $70,586   $71,386     7.33%    $21,143   $21,691
                                                   =======   =======     ====     =======   =======

     Under the FASB Accounting Standards securities "held to maturity" are stated at cost, adjusted for amortization of premiums and accretion of discounts over the period to maturity, or to an earlier call, if appropriate, on a straight-line basis. Such securities include those that management intends and has the ability to hold into the foreseeable future. Securities would be considered "available for sale" if they would be sold under certain conditions, among these being changes in interest rates, fluctuations in deposit levels or loan demand, or need to restructure the portfolio to better match the maturity or interest rate characteristics of liabilities with assets. Securities classified as "available for sale" are accounted for at their current fair value rather than historical cost. Unrealized gains or losses are not recognized as current income, but rather as an increase or decrease of capital, net of income taxes, through a separate reserve.

     The entirety of the investment portfolio was classified as "available for the sale" as of December 31, 1996, 1995, and 1994 and as of June 30, 1997 and 1996.

DEPOSITS

     Total deposits averaged $241.4 million during 1996, an increase of $30.6 million, or 14.5%, compared with 1995. At December 31, 1996 total deposits were $303.9 million representing, an increase of $73.4 million, or 31.8%, over December 31, 1995. Deposit growth was primarily utilized to fund loan growth.

     During 1996 demand deposits averaged $64.6 million, an increase of $7.2 million, or 12.6%, from the average $57.4 million for 1995. Demand deposits amounted to $86.6 million at year-end 1996, representing an increase of $11.5 million, or 15.3%, compared to the prior year-end.

     Money market and NOW accounts averaged $59.3 million, an increase of $8.4 million, or 16.4%, over 1995. These accounts totaled $70.7 million at year-end, an increase of $19.5 million, or 38.0%, from 1995. Regular savings deposits increased $1.9 million, or 7.3%, over 1995 to average $27.7 million. At year end these deposits amounted to $29.6 million, an increase of $3.9 million, or 15.2%, compared to the prior year. Total time deposits averaged $89.8 million in 1996, an increase of $13.2 million, or 17.2%, compared with 1995. At December 31, 1996 these balances totaled $117.1 million, an increase of $38.5 million, or 49.0%, from the prior year-end. The cost of total interest-bearing deposits increased to 3.95% in 1996 from 3.88% in 1995, or 7 basis points. This rise in overall cost was a result of the higher average interest rates paid on money market accounts offset slightly by reduced yields on certificates of deposits.

     In 1995 total deposits averaged $210.8 million, representing an increase of $28.7 million, or 15.8%, compared to 1994. At December 31, 1995 total deposits amounted to $230.5 million, an increase of $26.0 million, or 12.7%, from the prior year-end. The cost of interest-bearing deposits was 3.88% in 1995 and represented an increase of 81 basis points from 3.07% in 1994.

     Total deposits at June 30, 1997 increased $131.7 million, or 55.6%, from June 30, 1996 to $368.5 million. During the first six months of 1997 total deposits averaged $341.9 million, an increase of $123.3 million, or 56.4 %, from the first six months of 1996. This increase includes the assumption of deposits acquired from Wells Fargo Bank, N.A., discussed earlier and the normal seasonal deposit cycle experienced in the Imperial and Coachella Valleys as it relates to the local agricultural business cycle. This increase is also inclusive of $32.6 million of deposits acquired in the Bank of the Desert, N.A., merger.

     For the first six months of 1997 the cost of total interest-bearing deposits increased slightly to 3.93% from 3.92 % for the same period in 1996.

     The following tables reflect the Bank's deposits, based upon average balances, for the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                             ------------------------------------------------------------------------------------------
                                         1996                           1995                           1994
                             ----------------------------   ----------------------------   ----------------------------
                             AVERAGE    PERCENT   AVERAGE   AVERAGE    PERCENT   AVERAGE   AVERAGE    PERCENT   AVERAGE
                             BALANCE      OF       RATE     BALANCE      OF       RATE     BALANCE      OF       RATE
                             (000'S)     TOTAL     PAID     (000'S)     TOTAL     PAID     (000'S)     TOTAL     PAID
                             --------   -------   -------   --------   -------   -------   --------   -------   -------
DEMAND:
  Non interest-bearing.....  $ 64,575     26.7%     N/A     $ 57,368     27.2%     N/A     $ 50,916     28.0%      N/A
  Money market and NOW.....    59,292     24.6     2.59%      50,929     24.1     2.36%      53,699     29.5      2.48%

SAVINGS....................    27,699     11.5     2.01       25,816     12.3     2.08       24,295     13.3      2.17

TIME:
  Under $100,000...........    47,609     19.7     5.45       42,115     20.0     5.50       27,209     14.9      4.12
  $100,000 or more.........    42,229     17.5     5.44       34,574     16.4     5.49       25,945     14.3      4.02
                             --------    -----     ----     --------    -----     ----     --------    -----      ----
Total Deposits.............  $241,404    100.0%    2.89%    $210,802    100.0%    2.82%    $182,064    100.0%     2.21%
                             ========    =====     ====     ========    =====     ====     ========    =====      ====

                                                                  SIX MONTHS ENDED JUNE 30,
                                            ---------------------------------------------------------------------
                                                          1997                                 1996
                                            --------------------------------     --------------------------------
                                            AVERAGE      PERCENT     AVERAGE     AVERAGE      PERCENT     AVERAGE
                                            BALANCE        OF         RATE       BALANCE        OF         RATE
                                            (000'S)       TOTAL       PAID       (000'S)       TOTAL       PAID
                                            --------     -------     -------     --------     -------     -------
DEMAND:
  Non interest-bearing....................  $ 91,225       26.7%       N/A       $ 59,942       27.4%       N/A
  Money market and NOW....................    79,529       23.2       2.42%        51,744       23.7       2.50%

SAVINGS...................................    38,624       11.3       1.96         25,529       11.7       1.99

TIME:
  Under $100,000..........................    75,113       22.0       5.49         43,413       19.8       5.41
  $100,000 or more........................    57,394       16.8       5.30         37,963       17.4       5.47
                                            --------      -----       ----       --------      -----       ----
Total Deposits............................  $341,885      100.0%      2.88%      $218,591      100.0%      2.85%
                                            ========      =====       ====       ========      =====       ====

BORROWED FUNDS

     Borrowed funds, which consist of federal funds purchased and other forms of borrowing, are utilized primarily for funding loans and investments. During 1996 as a result of loan growth exceeding deposit growth and investment portfolio maturities, there was an increase in the use of borrowed funds.

     In 1996 borrowed funds averaged $2.5 million, an increase of $2.2 million, or 580.6%, from 1995. At year-end there were no outstandings in borrowed funds, a decrease of $1.4 million from the prior year-end. The cost of borrowed funds decreased 53 basis points to 5.65% in 1996 from 6.18% in 1995. The decline in cost was reflective of the lower interest rate environment.

     Borrowed funds in 1995 averaged $.4 million, a decrease of $6.4 million, or 94.5%, compared to 1994. At year-end 1995 there were $1.4 million in borrowed funds. This represented an increase of $1.4 million from December 31, 1994. The cost of borrowed funds increased 213 basis points to 6.18% from 4.05% in 1994 as a result of increased interest rates in 1995.

     During the first six months of 1997 borrowed funds averaged $.5 million, a decrease of $4.4 million, or 90.1%, compared to the six month period ending June 30, 1996. The decreased utilization of borrowed funds in 1997 resulted from core deposit growth as well as acquired deposits exceeding loan growth.

     The cost of borrowed funds during 1997 increased 12 basis points from 5.62% for the six months ended June 30, 1996 to 5.74% for the six months ended June 30, 1997.

PROVISIONS FOR CREDIT LOSSES

     The allowance for credit losses at December 31, 1996 was $2.6 million, compared to $2.0 million at December 31, 1995, an increase of $.6 million, or 30.1%. As a percent of total loans, the allowance was 1.07% at year-end 1996, compared to 1.06% at the end of 1995. At year-end 1994, the allowance was $2.5 million, or 1.48% of total loans.

     The allowance for credit losses at June 30, 1997 was $2.7 million, compared to $2.3 million at June 30, 1996, an increase of $.4 million, or 18.6%. As a percent of total loans, the allowance was 1.01% at June 30, 1997, compared to 1.16% at June 30, 1996.

     Management of the Bank believes the allowance at December 31, 1996 and June 30, 1997 was adequate based on present economic conditions and its ongoing evaluation of the risks inherent in the Bank's loan portfolio. In evaluating the adequacy of the allowance for credit losses the Bank considers the special risks involved in agriculture because at least 14.3% of its loans are agriculturally related and the Imperial and Coachella Valleys are dependent upon the success of its agricultural businesses. These risks include fluctuations in commodity prices which do not necessarily match the general rate of inflation; dependence of the agricultural community on the export market and the adverse impact which the dollar's strength against other currencies has had on such exports; variability of production costs, weather and climatic changes; and the fact that, in any downturn in the economy, agriculture is usually one of the last sectors of the economy to recover. Furthermore, agricultural businesses are extremely sensitive to actions of governmental agencies regarding price supports, subsidies and import or export policies, the impact of which cannot be predicted.

     The Bank has also established a standard process in assessing the adequacy of the allowance for loan losses. In addition to reviewing the inherent risks of the loan portfolio consideration is given to exposures such as economic conditions, credit concentrations, collateral coverage, the composition of the loan portfolio and trends in delinquencies. Specific allocations are identified by loans with general allocations assigned to the various loan categories. Loans classified by regulatory authorities are included in the process of assessing the adequacy of the allowance for credit losses. This process seeks to maintain an allowance level adequate to provide for potential losses.

     The provision for credit losses was $.6 million in 1996, a decrease of $.4 million from the $1.0 million provided in 1995. The provision expense in 1994 was $1.2 million.

     The provision for credit losses was $.6 million for the six months ended June 30, 1997 as compared to $.3 million provided for the comparable period ended June 30, 1996.

     Net charge-offs were $323,000, or .16% of average loans, in 1996 as compared to $1,478,000, or .88%, in 1995. In 1994 net charge-offs were $543,000, or .33% of average loans. Net charge-offs are projected to be $300,000 in 1997, assuming total recoveries of approximately $275,000, of which approximately $225,000 is anticipated to be recovered in the third quarter. Based upon the known risks in the portfolio as well as historical trends, 60% of the projected 1997 net charge-offs are anticipated to be commercial and agricultural and 20% are anticipated to be real estate construction loans. The remaining 20% of projected 1997 charge-offs are anticipated to be installment loans to individuals.

     Net charge-offs for the first six months of 1997 were $516,000, or .20% of average loans, for the first six months of 1997 as compared to $61,000, or .03%, for the first six months of 1996.

     At December 31, 1996, as well as at June 30, 1997, the loan portfolio was not subject to any known significant risks except the non-performing loans previously identified. The Bank's loan portfolio at December 31, 1996 as well as at June 30, 1997 did not have any outstanding in international loans and, accordingly, did not have any direct risk associated with the recent currency devaluation in Mexico.

     The following table summarizes, for the periods indicated, loan balances at the end of each period and average loans for the period, changes in the allowance for credit losses arising from loans charged off, recoveries on loans previously charged off, and additions to the allowance which have been charged to operating expense and certain ratios relating to the allowance for credit losses. While management has attributed reserves to various portfolio segments, the allowance is general in nature and is available for the entire portfolio.

                                                                                                          SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                       JUNE 30,
                                                  ----------------------------------------------------   -------------------
                                                    1996       1995       1994       1993       1992       1997       1996
                                                  --------   --------   --------   --------   --------   --------   --------
BALANCES (000's)
  Average Loans.................................  $208,178   $168,743   $163,820   $135,476   $116,834   $255,991   $199,855
  Total loans at end of period..................  $245,421   $190,902   $168,969   $160,517   $130,308   $272,531   $199,164
ALLOWANCE FOR CREDIT LOSSES (000's)
  Balance -- beginning of period................  $  2,024   $  2,494   $  1,827   $  1,325   $  1,200   $  2,634   $  2,024
  Charge-offs:
    Commercial and agricultural.................       257      1,446        389      1,277        251        293        246
    Real estate-construction....................       406         51         77         21        100        142        167
    Installment.................................       282        304        132        131        115        155        198
                                                  --------   --------   --------   --------   --------   --------   --------
  Total Charge-Offs.............................       945      1,801        604      1,429        466        590        611
  Recoveries:
    Commercial and agricultural.................       575        272         12        900          6         64        532
    Real estate-construction....................        12         18          6         49
    Installment.................................        35         33         43         14          6         10         18
                                                  --------   --------   --------   --------   --------   --------   --------
  Total Recoveries..............................       622        323         61        963         12         74        550
                                                  --------   --------   --------   --------   --------   --------   --------
  Net charge-offs...............................       323      1,478        543        466        454        516         61
  Provision for credit losses...................       635      1,008      1,210        968        579        625        350
  Reserves acquired by acquisition..............       298
                                                  --------   --------   --------   --------   --------   --------   --------
  Balance -- end of period......................  $  2,634   $  2,024   $  2,494   $  1,827   $  1,325   $  2,743   $  2,313
                                                  ========   ========   ========   ========   ========   ========   ========
RATIOS:
    Net loans charged off to average loans......      0.16%      0.88%      0.33%       .34%       .39%       .40%(1)    .06%(1)
    Net loans charged off to total loans at end
      of period.................................      0.13       0.77       0.32        .29        .35        .38(1)     .06(1)
    Allowance for credit losses to average
      loans.....................................      1.27       1.20       1.52       1.35       1.13       1.07       1.16
    Allowance for credit losses to total loans
      at end of period..........................      1.07       1.06       1.48       1.14       1.02       1.01       1.16
    Net loans charged off to allowance for
      credit losses.............................     12.26      73.02      21.77      25.51      34.26      37.62(1)    5.27(1)
    Net loans charged off to provision for
      credit losses.............................     50.87     146.63      44.88      48.14      78.41      82.56      17.43

---------------

(1) These ratios have been annualized.

NON-INTEREST INCOME

     Total non-interest income was $3.1 million in 1996 and $2.5 million in 1995 and 1994. Service charges and fees on deposit accounts were $1,904,000 in 1996, an increase of $393,000, or 26.0%, over 1995. In 1995 service charge income rose $29,000, representing an increase of 1.9%, from 1994. The increases in service charge income have been directly related to the acquisition of the Bank of the Desert, N.A., as well as the internal Bank growth in the number and volume of deposit accounts.

     Other income amounted to $375,000 in 1996, an increase of $82,000, or 28.0%, compared to the prior year. In 1995 other income totaled $293,000, representing an increase of $103,000, or 54.2%, from 1994.

     Income generated through the sale of residential mortgage and government guaranteed small business loans have providedan additional source of earnings. In 1996, the gains on sale of loans and related servicing fees totaled $659,000, an increase of $272,000, or 70.3%, from 1995. Loan sale gains in 1995 amounted to $387,000, a decrease of $151,000, or 28.1%, from 1994.

     During 1996, the Bank discontinued its mortgage function. As a result, mortgage fees in 1996 totaled $88,000 representing a decrease of $238,000, or 73.1%. In 1995, mortgage fees totaled $326,000 which was an increase of $86,000, or 35.5%, from 1994.

     For the year ended December 31, 1996, securities gains were $49,000, compared to $2,000 in 1995. Securities gains in 1994 were $42,000.

     Total non-interest income amounted to $1.9 million for the six months ended June 30, 1997, representing an increase of $.5 million, or 39.9%, compared with the same period in 1996. A $.5 million increase in service charges on deposits as a result of the Bank of the Desert, N.A., and Wells Fargo Bank, N.A., acquisitions, offset partially by an $87,000 decrease in gains on the sale of government guaranteed small business loans and an $88,000 decrease in mortgage fees were the primary reasons for the increase in total non-interest income.

NON-INTEREST EXPENSE

     Non-interest expense in 1996 totaled $15.7 million, an increase of $2.3 million, or 17.2%, as compared to 1995. These expenditures amounted to $13.4 million in 1995, representing an increase of $1.2 million, or 10.0%, over 1994.

     Non-interest expense for the six months ended June 30, 1997 was $9.8 million, an increase of $2.3 million, or 30.5%, as compared to the same period in 1996.

     Salary expense in 1996 amounted to $6.1 million, an increase of $.5 million, or 8.9%, compared to 1995. The increase in salaries was due primarily to personnel additions related to the merger with Bank of the Desert, N.A., and merit increases, partially offset by reduced performance incentive compensation. In 1995, salary expense was $5.6 million, an increase of $.8 million, or 16.3%, compared to 1994.

     Salary expense during the first six months of 1997 was $3.6, an increase of $.8 million, or 28.6%, over the comparable period in 1996. The growth in salary expense is attributable to staffing additions related to the Bank of the Desert, N.A. and Wells Fargo Bank, N.A., branch acquisitions, merit increases and paid commissions, offset partially by a reduction in performance incentives.

     Employee benefits expense was $2.0 million for the year ended December 31, 1996, an increase of $.3 million, or 17.6%, compared to 1995. The increase in benefits was attributable primarily to the previously discussed staffing additions, increases in medical insurance expense and the funding of the Bank's ESOP and 401K plans. In 1995, employee benefit expense amounted to $1.7 million, representing an increase of $.1 million, or 8.4%, compared to 1994.

     Employee benefits expense was $1.2 million for the period ending June 30, 1997, an increase of $.1 million, or 9.8%, from the same period in the prior year. The increase in benefits expense is attributable to the previously discussed staffing additions, increased 401K funding costs and increases in medical insurance expense offset by decreased funding costs for the Bank's ESOP and other employment costs.

     Occupancy expenses were $1.3 million in 1996, an increase of $.3 million, or 35.9%, compared to 1995. In 1995, occupancy expenses amounted to $.9 million, representing an increase of $46,000, or 5.3%, compared to 1994. Furniture and equipment expense totaled $1.5 million in 1996, an increase of $.4 million, or 32.2%, over 1995. In 1995, furniture and equipment expense amounted to $1.1 million, an increase of $.2 million, or 15.8%, compared with 1994. The increase in occupancy, furniture and equipment expenses in 1996 was primarily related to the merger with Bank of the Desert N.A.

     Occupancy expenses were $.7 million for the period ended June 30, 1997, an increase of $.2 million, or 35.7%, as compared to the same period in 1996. Furniture and equipment expense was $.9 million for the first six months in 1997, an increase of $.2 million, or 22.6%, from the same period in 1996. These increases were primarily the result of the acquisitions previously discussed.

     Other expenses amounted to $4.8 million in 1996, an increase of $762,000, or 18.9%, compared to 1995. Increased insurance, data processing, business promotion expense and other real estate owned expenses, partially offset by decreased legal and professional fees and regulatory assessments were the primary causes for the increase in this category. Other expenses in 1995 were $4.1 million, representing an increase of $.1 million, or 2.7%, over 1994.

     Other expenses amounted to $3.4 million during the period ended June 30, 1997, an increase of $1.1 million, or 44.4%, from the same period in the prior year. Increases in the areas of intangible asset amortization, business development, data processing, professional fee costs and expenses related to the previously discussed acquisitions were the primary causes for the increase in this category.

CAPITAL RESOURCES

     Shareholders' equity averaged $25.1 million in 1996, an increase of $3.4 million, or 15.4%, compared to 1995. At December 31, 1996 shareholders' equity amounted to $27.0 million, an increase of $3.4 million, or 14.2%, over the prior year. During 1995 shareholders' equity averaged $21.8 million, an increase of $2.8 million, or 14.7%, compared to 1994. At December 31, 1995, shareholders' equity totaled $23.7 million, representing an increase of $3.8 million, or 19.1%, compared to year-end 1994. Book Value Per Share increased to $4.95 at year-end 1996 from $4.48 the prior year-end. Book Value Per Share at year-end 1994 was $3.85.

     During the six months ending June 30, 1997, shareholders' equity averaged
27.8 million, an increase of $3.4 million, or 14.2%, compared to the same period ending June 30, 1996. Total shareholders' equity as of June 30, 1997 was $28.7 million which represented an increase of $3.9 million, or 15.7%, from June 30, 1996. The increase since June 30, 1996 included a $.4 million increase in the cumulative unrealized gain on securities classified as available for sale. Book Value Per Share increased to $5.21 at June 30, 1997 from $4.63 at June 30, 1996.

     Under regulatory guidelines, capital adequacy is measured as a percentage of risk-adjusted assets in which risk percentages are applied to assets on as well as off the balance sheet. At December 31, 1996, the Tier I and total risk-based capital ratios were 8.76% and 9.69%, respectively, compared to 11.64% and 12.65%, respectively, at December 31, 1995. At June 30, 1997, the Tier I and total risk-based capital ratios were 7.55% and 8.40%, respectively, compared to 10.48% and 11.46%, respectively, at June 30, 1996. The minimum regulatory guidelines for Tier I and total risk-based capital ratios are 4.0% and 8.0%, respectively. The leverage ratio, which is a measure of average Tier I capital to adjusted average assets, was 7.91% at December 31, 1996, compared to 9.66% at year-end 1995. The leverage ratio at December 31, 1994 was 9.68%. The leverage ratios at June 30, 1997 and 1996 were 6.15% and 9.73%, respectively. The Bank's leverage ratio exceeds the current regulatory minimum of 3.0%. The Bank's capital adequacy supports the Bank's present size and projected near-term growth, but may not be adequate to support longer term growth or additional acquisitions.

LIQUIDITY AND LIABILITY MANAGEMENT

     The Bank's Asset/Liability Committee (ALCO) functions to manage the maintenance of liquidity and the preservation of net interest income when subjected to fluctuations in market interest rates. The ability to meet funding commitments present and in the future is the measure of liquidity. Liquidity is also needed to meet borrowing needs, deposit withdrawals and asset growth. The Bank develops liquidity through deposit growth, maturities and repayments of loans and investments, net interest income, fee income and access to purchased funds through correspondent banks or other entities.

     The liquidity position of the Bank remained adequate during 1996 and thru the first six months of 1997 as a result of strong deposit growth and moderated loan growth. In addition, the Bank maintained a consistently strong net interest income margin and developed expanded sources of purchased funds.

     The Bank's ALCO manages the interest rate sensitivity or repricing characteristics of the Bank's assets and liabilities. The Bank's primary source of earnings is net interest income, which is subject to movements in interest rates. To minimize the effect of changes in rates the balance sheet requires structuring in order that the repricing opportunities for both assets and liabilities exist in nearly equivalent amounts at approximately similar time intervals. Interval differences may exist at times creating interest sensitivity gaps which represent the difference between interest sensitive assets and interest sensitive liabilities. These gaps are static in nature and do not consider future activity. As such, these gap measurements serve best as an indicator for potential interest rate exposure.

     The sensitivity to interest rate fluctuations is measured in several time frames. Various strategies such as liability cost administration and redeployment of asset maturities are utilized to preserve interest income from the effect of changes in interest rates. The gap positions are monitored as a function of the asset and liability management process. The monitoring process includes the use of periodic simulated business forecasts which incorporate various interest rate environments. Financial modeling is utilized to assist management in maintaining consistent earnings in an environment of changing interest rates.

     The following table sets forth the relative maturities of the commercial, agricultural and construction loan portfolios and provides a breakout relative to fixed and variable rate loan maturities for the dates indicated:

                                          DECEMBER 31, 1996                                 JUNE 30, 1997
                                  ----------------------------------              ----------------------------------
                                              OVER ONE                                        OVER ONE
                                              YEAR BUT                                        YEAR BUT
                                  ONE YEAR   LESS THAN       OVER                 ONE YEAR   LESS THAN       OVER
                                  OR LESS    FIVE YEARS   FIVE YEARS    TOTAL     OR LESS    FIVE YEARS   FIVE YEARS    TOTAL
                                  --------   ----------   ----------   --------   --------   ----------   ----------   --------
LOANS (000's):
Commercial and agricultural.....  $52,781     $ 16,383     $  7,578    $ 76,742   $46,066     $ 20,155     $  8,309    $ 74,530
Real estate -- construction.....   13,898        4,885        7,636      26,419    24,037        5,170        7,584      36,791
                                  -------      -------      -------    --------   -------      -------      -------    --------
Total...........................  $66,679     $ 21,268     $ 15,214    $103,161   $70,103     $ 25,325     $ 15,893    $111,321
                                  =======      =======      =======    ========   =======      =======      =======    ========
Loans with predetermined (fixed)
  interest rates................  $ 6,932     $  5,719     $  4,326    $ 16,977   $ 5,484     $  6,559     $  4,946    $ 16,989
Loans with variable (floating)
  interest rates................   59,747       15,549       10,888      86,184    64,619       18,766       10,947      94,332
                                  -------      -------      -------    --------   -------      -------      -------    --------
Total...........................  $66,679     $ 21,268     $ 15,214    $103,161   $70,103     $ 25,325     $ 15,893    $111,321
                                  =======      =======      =======    ========   =======      =======      =======    ========

     The following schedule sets forth the maturities of time certificates of deposit over $100,000 and their relative mix as of December 31, 1996 and June 30, 1997:

                                                        DECEMBER 31, 1996          JUNE 30, 1997
                                                       --------------------     --------------------
                                                       BALANCE     PERCENT      BALANCE     PERCENT
                                                       (000'S)     OF TOTAL     (000'S)     OF TOTAL
                                                       -------     --------     -------     --------
Less than three months...............................  $21,486        42.6%     $30,920        48.9%
Three months through six months......................   18,395        36.5       13,307        21.0
Seven months through twelve months...................    8,751        17.4       16,734        26.5
Over twelve months...................................    1,757         3.5        2,299         3.6
                                                       -------       -----      -------       -----
Total................................................  $50,389       100.0%     $63,260       100.0%
                                                       =======       =====      =======       =====

INFLATION

     The impact of inflation on a financial institution differs significantly from that exerted on an industrial concern, primarily because its assets and liabilities consist largely of monetary items. The relatively low proportion of the Bank's fixed assets to total assets of 2.0%, 1.4% and 2.0% at December 31, 1996, December 31, 1995 and June 30, 1997, respectively, reduces both the potential for inflated earnings resulting from understated depreciation charges, and the potential for significant understatement of absolute asset values. However, financial institutions are affected by inflation's impact on non interest expenses, such as salaries and occupancy expense, and to some extent, by inflative impact on interest rates.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Valley Independent Bank

We have audited the accompanying statement of condition of Valley Independent Bank as of December 31, 1996 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 1995 and 1994, were audited by Dayton & Associates, who merged with Vavrinek, Trine, Day & Co. as of September 1, 1996, and whose report dated January 29, 1996 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley Independent Bank as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          VAVRINEK, TRINE, DAY & CO.

January 17, 1997, except for Note P as to which the date is February 14, 1997 and Note L as to which the date is May 30, 1997
Laguna Hills, California

                            VALLEY INDEPENDENT BANK

                       STATEMENTS OF FINANCIAL CONDITION
            DECEMBER 31, 1996 AND 1995 AND JUNE 30, 1997 (UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                 JUNE 30,
                                                                   1997         1996       1995
                                                                -----------   --------   --------
                                                                (UNAUDITED)
ASSETS
Cash and Due from Banks.......................................   $  29,305    $ 26,886   $ 19,435
Interest-Bearing Deposits.....................................         879         879         --
Securities Available for Sale -- Note B.......................      71,386      36,522     39,393
Federal Funds Sold............................................       5,500       8,000         --
Loans -- Note C:
  Commercial..................................................      46,692      41,646     26,625
  Agricultural................................................      27,838      35,096     35,270
  Real Estate -- Construction.................................      36,791      26,419     21,636
  Real Estate -- Other........................................     139,468     122,008     91,627
  Consumer....................................................      23,298      21,710     16,924
                                                                  --------    --------   --------
          TOTAL LOANS.........................................     274,087     246,879    192,082
  Net Deferred Loan Fees......................................      (1,556)     (1,458)    (1,180)
  Allowance for Credit Losses.................................      (2,743)     (2,634)    (2,024)
                                                                  --------    --------   --------
          NET LOANS...........................................     269,788     242,787    188,878
Premises and Equipment -- Note D..............................       7,960       6,586      3,697
Other Real Estate Owned.......................................       2,643       1,947      1,172
Cash Surrender Value -- Life Insurance........................       2,144       2,008      1,690
Deferred Tax Assets -- Note G.................................       1,536       1,571        532
Goodwill -- Note O............................................       3,780       1,901         --
Accrued Interest and Other Assets.............................       4,386       4,478      2,668
                                                                  --------    --------   --------
                                                                 $ 399,307    $333,565   $257,465
                                                                  ========    ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits -- Note E:
  Noninterest-Bearing Demand..................................   $ 104,067    $ 86,597   $ 75,063
  Money Market and NOW........................................      87,529      70,656     51,189
  Savings.....................................................      44,647      29,608     25,707
  Time Deposits Under $100,000................................      68,949      66,695     42,336
  Time Deposits $100,000 and Over.............................      63,260      50,388     36,239
                                                                  --------    --------   --------
          TOTAL DEPOSITS......................................     368,452     303,944    230,534
Federal Funds Purchased.......................................          --          --      1,400
Accrued Interest and Other Liabilities........................       2,165       2,581      1,853
                                                                  --------    --------   --------
          TOTAL LIABILITIES...................................     370,617     306,525    233,787
Commitments and Contingencies -- Note H
Shareholders' Equity -- Notes I, J, and L:
  Common Shares -- Authorized 13,500,000 Shares; Issued and
     Outstanding: 5,507,030 at June 30, 1997, 5,458,369 at
     December 31, 1996, and 4,886,015 at December 31, 1995....      24,564      24,287     18,652
  Undivided Profits...........................................       3,654       2,474      4,670
  Net Unrealized Appreciation on Available-for-Sale
     Securities, Net of Taxes of $328 in 1997, $194 in 1996
     and $248 in 1995.........................................         472         279        356
                                                                  --------    --------   --------
          TOTAL SHAREHOLDERS' EQUITY..........................      28,690      27,040     23,678
                                                                  --------    --------   --------
                                                                 $ 399,307    $333,565   $257,465
                                                                  ========    ========   ========

   The accompanying notes are an integral part of these financial statements.

                            VALLEY INDEPENDENT BANK

                              STATEMENTS OF INCOME
               YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994 AND
              SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              SIX MONTHS ENDED
                                                  JUNE 30,                 YEAR ENDED DECEMBER
                                            ---------------------   ---------------------------------
                                              1997        1996        1996        1995        1994
                                            ---------   ---------   ---------   ---------   ---------
                                                 (UNAUDITED)
INTEREST INCOME
  Interest and Fees on Loans..............  $  12,813   $  10,533   $  21,979   $  19,197   $  17,213
  Interest on Investment Securities.......      2,071         825       1,980       1,887       1,164
  Other Interest Income...................        246          34         302         692         168
                                            ---------   ---------   ---------   ---------   ---------
          TOTAL INTEREST INCOME...........     15,130      11,392      24,261      21,776      18,545
INTEREST EXPENSE
  Interest on Money Market and NOW........        964         646       1,538       1,202       1,331
  Interest on Savings Deposits............        379         254         557         538         528
  Interest on Time Deposits...............      3,584       2,213       4,890       4,210       2,165
  Interest on Other Borrowings............         14         138         143          23         275
                                            ---------   ---------   ---------   ---------   ---------
          TOTAL INTEREST EXPENSE..........      4,941       3,251       7,128       5,973       4,299
                                            ---------   ---------   ---------   ---------   ---------
          NET INTEREST INCOME.............     10,189       8,141      17,133      15,803      14,246
Provision for Credit Losses...............        625         350         635       1,008       1,210
                                            ---------   ---------   ---------   ---------   ---------
          NET INTEREST INCOME AFTER
            PROVISION FOR CREDIT LOSSES...      9,564       7,791      16,498      14,795      13,036
NONINTEREST INCOME
  Service Charges and Fees................      1,473         824       1,904       1,511       1,482
  Gain on Sale of Loans and Servicing
     Fees.................................        194         281         659         387         538
  Mortgage Fees...........................         --          88          88         326         241
  Gain on Sale of Securities..............         --          13          49           2          42
  Other Income............................        261         172         375         293         190
                                            ---------   ---------   ---------   ---------   ---------
                                                1,928       1,378       3,075       2,519       2,493
                                            ---------   ---------   ---------   ---------   ---------
                                               11,492       9,169      19,573      17,314      15,529
NONINTEREST EXPENSE
  Salaries and Employee Benefits..........      4,792       3,907       8,192       7,350       6,426
  Occupancy Expenses......................        731         538       1,254         922         876
  Furniture and Equipment.................        852         695       1,474       1,116         964
  Other Expenses -- Note F................      3,432       2,377       4,829       4,061       3,955
                                            ---------   ---------   ---------   ---------   ---------
                                                9,807       7,517      15,749      13,449      12,221
                                            ---------   ---------   ---------   ---------   ---------
     INCOME BEFORE INCOME TAXES...........      1,685       1,652       3,824       3,865       3,308
Income Taxes -- Note G....................        497         532       1,249       1,440       1,028
                                            ---------   ---------   ---------   ---------   ---------
          NET INCOME......................  $   1,188   $   1,120   $   2,575   $   2,425   $   2,280
                                            =========   =========   =========   =========   =========
Per Share Data:
  Net Income..............................  $    0.20   $    0.20   $    0.46   $    0.44   $    0.43
                                            =========   =========   =========   =========   =========
  Number of Shares Used in Computation....  5,824,357   5,625,833   5,646,136   5,503,150   5,301,938
                                            =========   =========   =========   =========   =========

   The accompanying notes are an integral part of these financial statements.

                            VALLEY INDEPENDENT BANK

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
               YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994 AND
                   SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)
             (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                                                              NET UNREALIZED
                                                                               APPRECIATION
                                            COMMON SHARES                     (DEPRECIATION)
                                         --------------------                 ON AVAILABLE-
                                         NUMBER OF               UNDIVIDED       FOR-SALE
                                          SHARES      AMOUNT      PROFITS       SECURITIES       TOTAL
                                         ---------    -------    ---------    --------------    -------
BALANCE AT JANUARY 1, 1994.............  4,293,401    $14,816     $ 2,806         $  478        $18,100
Stock Dividends........................    175,242      1,241      (1,241)
Cash Dividends.........................                                (8)                           (8)
Exercise of Stock Options..............    109,263        362                                       362
Net Income.............................                             2,280                         2,280
Net Changes in Unrealized Depreciation
  on Available-for-Sale Securities. Net
  of Taxes of $612.....................                                             (881)          (881)
                                         ---------    -------     -------          -----        -------
BALANCE AT DECEMBER 31, 1994...........  4,577,906     16,419       3,837           (403)        19,853
Stock Dividends........................    183,556      1,581      (1,581)
Cash Dividends.........................                               (11)                          (11)
Exercise of Stock Options, Including
  the Realization of Tax Benefits of
  $166.................................    124,553        652                                       652
Net Income.............................                             2,425                         2,425
Net Changes in Unrealized Appreciation
  on Available-for-Sale Securities, Net
  of Taxes of $528.....................                                              759            759
                                         ---------    -------     -------          -----        -------
BALANCE AT DECEMBER 31, 1995...........  4,886,015     18,652       4,670            356         23,678
Stock Dividends........................    406,538      4,756      (4,756)
Cash Dividends.........................                               (15)                          (15)
Exercise of Stock Options, Including
  the Realization of Tax Benefits of
  $195.................................    165,816        879                                       879
Net Income.............................                             2,575                         2,575
Net Changes in Unrealized Appreciation
  on Available-for-Sale Securities, Net
  of Taxes of $54......................                                              (77)           (77)
                                         ---------    -------     -------          -----        -------
BALANCE AT DECEMBER 31, 1996...........  5,458,369     24,287       2,474            279         27,040
Cash Dividends.........................                                (8)                           (8)
Exercise of Stock Options..............     48,661        277                                       277
Net Income.............................                             1,188                         1,188
Net Changes in Unrealized Appreciation
  on Available-for-Sale Securities, Net
  of Taxes of $134.....................                                              193            193
                                         ---------    -------     -------          -----        -------
BALANCE AT JUNE 30, 1997 (UNAUDITED)...  5,507,030    $24,564     $ 3,654         $  472        $28,690
                                         =========    =======     =======          =====        =======

   The accompanying notes are an integral part of these financial statements.

                            VALLEY INDEPENDENT BANK

                            STATEMENTS OF CASH FLOWS
               YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994 AND
              SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                               SIX MONTHS ENDED               YEAR ENDED DECEMBER
                                                             ---------------------     ----------------------------------
                                                               1997         1996         1996         1995         1994
                                                             --------     --------     --------     --------     --------
                                                             (UNAUDITED)
OPERATING ACTIVITIES
Net Income.................................................  $  1,188     $  1,120     $  2,575     $  2,425     $  2,280
Adjustments to Reconcile Net Income to Net Cash Provided by
  Operating Activities:
    Depreciation and Amortization..........................       835          568        1,285          954          837
    Deferred Income Taxes..................................      (100)        (285)        (236)         374         (493)
    Amortization of Premium/Discount on Investment
      Securities...........................................        55          (23)          (7)          70           77
    Loss on Other Real Estate Owned........................         4          131          110           --          171
    Net Realized Gains on Available-for-Sale Securities....        --          (13)         (49)          (2)         (42)
    Provision for Credit Losses............................       625          350          635        1,008        1,210
    Gain on Sale of Fixed Assets...........................       (28)          --           --          (26)          (5)
    Gain on Sale of Other Real Estate Owned................        --           --           --          (45)          (7)
    Net Increase in Cash Surrender Value-Life Insurance....      (136)        (192)        (318)        (171)        (106)
    Net Change in Accrued Interest, Other Assets and Other
      Liabilities..........................................      (324)        (514)        (743)        (271)         258
                                                             --------     --------     --------     --------     --------
        NET CASH PROVIDED BY OPERATING ACTIVITIES..........     2,119        1,142        3,252        4,316        4,180
INVESTING ACTIVITIES
Proceeds from Sales of Other Real Estate Owned.............       188           --           --          424          107
  Purchases of Available-for-Sale Securities...............   (45,935)      (5,933)     (26,334)     (32,121)        (616)
  Proceeds from Sales of Available-for-Sale Securities.....        --       11,635       17,003        3,460        2,728
  Proceeds from Maturities of Available-for-Sale
    Securities.............................................    11,344       11,980       20,837        9,655        4,467
  Net Cash Received from Purchase of Bank of the Desert,
    N.A....................................................        --           --          943           --           --
  Proceeds from Sales of Equipment.........................        39           --           --           26           16
  Net Increase in Loans....................................   (28,514)      (9,785)     (36,303)     (24,652)      (9,114)
  Purchases of Premises and Equipment......................    (2,081)      (1,746)      (3,041)      (1,278)        (666)
                                                             --------     --------     --------     --------     --------
        NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES...   (64,959)       6,151      (26,895)     (44,486)      (3,078)
FINANCING ACTIVITIES
Net Increase in Demand Deposits and Savings Accounts.......    47,364        3,953       10,651       10,653       14,005
  Net Increase in Time Deposits............................    15,126        2,245       29,174       15,390       14,486
  Net Change in Federal Funds Purchased....................        --       (1,400)      (1,400)       1,400      (12,260)
  Payments for Dividends...................................        (8)          (7)         (15)         (11)          (8)
  Proceeds from Exercise of Stock Options..................       277          303          684          486          362
                                                             --------     --------     --------     --------     --------
    NET CASH PROVIDED BY FINANCING ACTIVITIES..............    62,759        5,094       39,094       27,918       16,585
                                                             --------     --------     --------     --------     --------
        INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...       (81)      12,387       15,451      (12,252)      17,687
Cash and Cash Equivalents at Beginning of Year.............    34,886       19,435       19,435       31,687       14,000
                                                             --------     --------     --------     --------     --------
    CASH AND CASH EQUIVALENTS AT END OF YEAR...............  $ 34,805     $ 31,822     $ 34,886     $ 19,435     $ 31,687
                                                             ========     ========     ========     ========     ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash Used During the Year for Interest...................  $  4,887     $  3,262     $  7,018     $  5,887     $  4,239
  Cash Used During the Year for Income Taxes...............  $    177     $    652     $  1,787     $  1,070     $  1,527

   The accompanying notes are an integral part of these financial statements.

                            VALLEY INDEPENDENT BANK

                         NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1996, 1995, AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Operations

     The Bank operates ten branches in Imperial, San Diego, and Riverside Counties. The Bank's primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and individuals.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents

     For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the statements of financial condition captions "Cash and Due from Banks" and "Federal Funds Sold".

  Securities Available for Sale

     Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as trading securities nor as held-to-maturity securities.

     Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of capital until realized.

     Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

     Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

  Loans Held for Sale

     Mortgage and SBA loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

  Loans

     Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

                            VALLEY INDEPENDENT BANK

                       DECEMBER 31, 1996, 1995, AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     For impairment recognized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS No. 114), as amended by SFAS 118, the entire change in the present value of expected cash flows is reported as either provision for loan losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for loan losses that otherwise would be reported.

  Allowance for Credit Losses

     The allowance for credit losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

  Other Real Estate Owned

     Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost, or fair value minus estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

  Premises and Equipment

     Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated service lives of the related assets. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, which ever is shorter.

  Income Taxes

     Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

  Financial Instruments

     In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

                            VALLEY INDEPENDENT BANK

                       DECEMBER 31, 1996, 1995, AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Net Income per Share

     Net income per share of common stock has been computed on the basis of the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the year.

  Current Accounting Pronouncements

     In June of 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", as amended by SFAS No. 127 "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125, establishing accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of the financial-components approach. This approach requires the recognition of financial assets when control is surrendered, and the derecognition of liabilities when they are extinguished. Specific criteria are established for determining when control has been surrendered in the transfer of financial assets. Liabilities and derivatives incurred or obtained by transferors in conjunction with the transfer of financial assets are required to be measured at fair value, if practicable. Servicing assets and other retained interests in transferred assets are required to be measured by allocating the previous carrying amount between the assets sold, if any, and the interest that is retained, if any, based on the relative fair values of the assets on the date of the transfer. Servicing assets retained are subsequently subject to amortization and assessment for impairment. Management has not determined the potential impact this statement will have, however, management believes that there will be no material effect on the Bank's financial condition or results of operations. SFAS No. 125 is effective for transactions occurring after December 31, 1996.

  Reclassifications

     Certain reclassifications were made to prior years' presentations to conform to the current year. These reclassifications are of a normal recurring nature.

                            VALLEY INDEPENDENT BANK

                       DECEMBER 31, 1996, 1995, AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE B -- INVESTMENT SECURITIES

     Debt and equity securities have been classified in the statements of financial condition according to management's intent. The carrying amount of securities and their approximate fair values at December 31 were as follows:

                                                                       GROSS        GROSS
                                                         AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                           COST        GAINS        LOSSES      VALUE
                                                         ---------   ----------   ----------   -------
AVAILABLE-FOR-SALE SECURITIES:
  DECEMBER 31, 1996:
     U.S. Treasury Securities..........................   $   468       $ 39         $ --      $   507
     U.S. Government and Agency Securities.............    17,486         82           16       17,552
     States and Political Subdivisions.................    13,417        432            5       13,844
     Mortgage-Backed Securities........................     4,678         20           79        4,619
                                                          -------       ----         ----      -------
                                                          $36,049       $573         $100      $36,522
                                                          =======       ====         ====      =======
AVAILABLE-FOR-SALE SECURITIES:
  DECEMBER 31, 1995:
     U.S. Treasury Securities..........................   $   728       $ 60         $ --      $   788
     U.S. Government and Agency Securities.............    19,805         78           19       19,864
     States and Political Subdivisions.................     9,822        606           14       10,414
     Mortgage-Backed Securities........................     8,434          2          109        8,327
                                                          -------       ----         ----      -------
                                                          $38,789       $746         $142      $39,393
                                                          =======       ====         ====      =======

     Gross realized gains and gross realized losses on sales of available-for-sale securities were:

                                                                    1996       1995       1994
                                                                    ----       ----       ----
GROSS REALIZED GAINS:
  U.S. Government and Agency Securities...........................  $ 88       $ 19       $ --
  States and Political Subdivisions...............................    31         28         46
                                                                    ----       ----       ----
                                                                    $119       $ 47       $ 46
                                                                    ====       ====       ====

GROSS REALIZED LOSSES:
  U.S. Government and Agency Securities...........................  $ 23       $ --       $ --
  Mortgage-Backed Securities......................................    47         45          4
                                                                    ----       ----       ----
                                                                    $ 70       $ 45       $  4
                                                                    ====       ====       ====

                            VALLEY INDEPENDENT BANK

                       DECEMBER 31, 1996, 1995, AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE B -- INVESTMENT SECURITIES (CONTINUED)
     Investment securities carried at approximately $6,328 and $11,891, at December 31, 1996 and 1995, respectively, were pledged to secure public deposits and other purposes as required by law. The scheduled maturities of securities available for sale at December 31, 1996, were as follows:

                                                                  AMORTIZED      FAIR
                                                                    COST         VALUE
                                                                  ---------     -------
        Due in One Year or Less.................................   $ 1,381      $ 1,385
        Due from One Year to Five Years.........................    12,880       13,073
        Due from Five to Ten Years..............................     6,547        6,665
        Due after Ten Years.....................................    10,563       10,780
        Mortgage-Backed Securities..............................     4,678        4,619
                                                                   -------      -------
                                                                   $36,049      $36,522
                                                                   =======      =======

NOTE C -- LOANS

     The Bank's loan portfolio consists primarily of loans to borrowers within Imperial and Riverside counties. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and agricultural associated businesses are among the principal industries in the Bank's market area. As a result, the Bank's loan and collateral portfolios are, to some degree, concentrated in those industries.

     The Bank also originates real estate related and farmland loans for sale to governmental agencies and institutional investors. At December 31, 1996 and December 31, 1995, the Bank was servicing approximately $54,172 and $46,258, respectively, in loans previously sold.

     A summary of the changes in the allowance for credit losses follows:

                                                           1996       1995        1994
                                                          ------     -------     ------
        Balance at Beginning of Year....................  $2,024     $ 2,494     $1,827
        Additions to the Allowance Charged to Expense...     635       1,008      1,210
        Recoveries on Loans Charged Off.................     622         323         61
        Allowance on Loans Acquired from Bank of the
          Desert, N.A. .................................     298          --         --
                                                          ------     -------     ------
                                                           3,579       3,825      3,098
        Less Loans Charged Off..........................    (945)     (1,801)      (604)
                                                          ------     -------     ------
        Balance at End of Year..........................  $2,634     $ 2,024     $2,494
                                                          ======     =======     ======

     The following is a summary of the investment in impaired loans, the related allowance for credit losses, and income recognized thereon as of December 31:

                                                                      1996       1995
                                                                     ------     ------
        Recorded Investment in Impaired Loans......................  $8,151     $6,806
                                                                     ======     ======
        Related Allowance for Credit Losses........................  $1,670     $1,053
                                                                     ======     ======
        Average Recorded Investment in Impaired Loans..............  $6,773     $3,486
                                                                     ======     ======
        Interest Income Recognized for Cash Payments...............  $  230     $   35
                                                                     ======     ======

                            VALLEY INDEPENDENT BANK

                       DECEMBER 31, 1996, 1995, AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE C -- LOANS (CONTINUED)
     Loans having carrying values of $1,108, $1,241, and $119 were transferred to other real estate owned in 1996, 1995 and 1994, respectively. During 1996, loans totaling $367 were made to facilitate the sale of other real estate owned.

NOTE D -- PREMISES AND EQUIPMENT

     A summary of premises and equipment as of December 31 follows:

                                                                    1996        1995
                                                                   -------     -------
        Land.....................................................  $ 1,772     $   570
        Buildings and Improvements...............................    2,519       1,356
        Furniture, Fixtures, and Equipment.......................    5,472       3,956
        Leasehold Improvements...................................    1,184         935
                                                                   -------     -------
                                                                    10,947       6,817
        Less Accumulated Depreciation and Amortization...........   (4,361)     (3,120)
                                                                   -------     -------
                                                                   $ 6,586     $ 3,697
                                                                   =======     =======

NOTE E -- DEPOSITS

     At December 31, 1996, the scheduled maturities of time deposits are as follows:

                1997..............................................  $111,546
                1998..............................................     3,310
                1999..............................................     1,257
                2000..............................................       970
                                                                    --------
                                                                    $117,083
                                                                    ========

NOTE F -- OTHER EXPENSES

     Other expenses, as of December 31, consist of the following:

                                                            1996       1995       1994
                                                           ------     ------     ------
        Data Processing..................................  $  699     $  593     $  495
        Advertising......................................     354        258        246
        Legal and Professional...........................     874        924        661
        Regulatory Assessments...........................       4        221        382
        Insurance........................................     112         77        103
        Office Expenses..................................     869        641        619
        Promotion........................................     908        689        599
        Other Real Estate Owned..........................     157         --        163
        Other............................................     852        658        687
                                                           ------     ------     ------
                                                           $4,829     $4,061     $3,955
                                                           ======     ======     ======

                            VALLEY INDEPENDENT BANK

                       DECEMBER 31, 1996, 1995, AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE G -- INCOME TAXES

     The provisions for income taxes included in the statements of income consist of the following:

                                                            1996       1995       1994
                                                           ------     ------     ------
        Current:
          Federal........................................  $1,174     $  847     $1,231
          State..........................................     311        219        290
                                                           ------     ------     ------
                                                            1,485      1,066      1,521
        Deferred.........................................    (236)       374       (493)
                                                           ------     ------     ------
                                                           $1,249     $1,440     $1,028
                                                           ======     ======     ======

     Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition.

     The following is a summary of the components of the deferred tax asset and liability accounts recognized in the accompanying statements of financial condition:

                                                                                1996    1995
                                                                               ------   -----
Deferred Tax Assets:
  Allowance for Credit Losses Due to Tax Limitations.........................  $  531   $ 556
  Valuation Allowance for Other Real Estate Owned............................     186      --
  Premises and Equipment Due to Depreciation Difference......................     286      38
  State Taxes................................................................      88      59
  Net Operating Loss and Tax Credit Carryforwards............................     331      --
  Reserve for Deferred Compensation..........................................     311     219
  Other Assets/Liabilities...................................................      32      --
                                                                               ------   -----
                                                                                1,765     872
Deferred Tax Liabilities:
  Market Value Adjustment on Investment Securities...........................    (194)   (248)
  Other Assets/Liabilities...................................................      --     (92)
                                                                               ------   -----
                                                                                 (194)   (340)
                                                                               ------   -----
Net Deferred Taxes...........................................................  $1,571   $ 532
                                                                               ======   =====

     At December 31, 1996, the Bank had net operating loss carryforwards (acquired from Bank of the Desert, N.A.) for federal and state income tax purposes of approximately $852 and $256, respectively, which expire beginning in the years 2011 and 2001, respectively. Alternative minimum tax credit carryforwards for tax purposes, which do not expire, are $22 as of December 31, 1996.

     A comparison of the federal statutory income tax rates to the Bank's effective income tax rates follow:

                                                       1996              1995              1994
                                                   -------------     -------------     -------------
                                                   AMOUNT   RATE     AMOUNT   RATE     AMOUNT   RATE
                                                   ------   ----     ------   ----     ------   ----
Federal Tax Rate.................................  $1,300   34.0%    $1,314   34.0%    $1,125   34.0%
California Franchise Taxes, Net of Federal Tax
  Benefit........................................     170    4.4        202    5.2        149    4.5
Tax Savings from Exempt Loan and Investment
  Interest.......................................    (197)  (5.2)      (145)  (3.8)      (174)  (5.3)
Other Items -- Net...............................     (24)  (0.6)        69    1.8        (72)  (2.1)
                                                   ------   ----     ------   ----     ------   ----
Bank's Effective Rate............................  $1,249   32.6%    $1,440   37.2%    $1,028   31.1%
                                                   ======   ====     ======   ====     ======   ====

                            VALLEY INDEPENDENT BANK

                       DECEMBER 31, 1996, 1995, AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE H -- COMMITMENTS AND CONTINGENCIES

     The Bank has entered into leases for its branches and operating facilities, which expire at various dates through 2015. These leases include provisions for periodic rent increases as well as payment by the lessee of certain operating expenses. Rental expense relating to these leases was approximately $446 in 1996, $324 in 1995, and $303 in 1994.

     The approximate future minimum annual payments for these leases by year are as follows:

                1997................................................  $  469
                1998................................................     322
                1999................................................     292
                2000................................................     286
                2001................................................     293
                Thereafter..........................................   1,311
                                                                      ------
                                                                      $2,973
                                                                      ======

     The minimum rental payments shown above are given for the existing lease obligations and are not a forecast of future rental expense.

     The Bank has entered into a twenty-year lease for the construction of new administrative offices. The lease term will start upon completion of construction and calls for tentative annual payments of $319. This office will allow the Bank to consolidate its administrative operations from existing facilities.

     The Bank is involved in various litigation which has arisen in the ordinary course of its business. In the opinion of management, the disposition of such pending litigation will not have a material effect on the Bank's financial statements.

     In the ordinary course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk not recognized in the statements of condition.

     The Bank's exposure to credit loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

     As of December 31, 1996, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

                Commitments to Extend Credit......................  $ 99,721
                Standby Letters of Credit.........................       686
                                                                    --------
                                                                    $100,407
                                                                    ========

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments to guarantee the performance of a Bank customer to a third party. Since many of the commitments and standby letters of credit are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluated each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the customer. The majority of the Bank's commitments to extend credit and standby letters of credit are secured by real estate.

                            VALLEY INDEPENDENT BANK

                       DECEMBER 31, 1996, 1995, AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE I -- STOCK OPTION PLAN

     At December 31, 1996, the Bank has a fixed stock option plan, which is described below. The Bank applies APB Opinion 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its fixed stock option plan. Had compensation costs for this plan been determined based on the fair value at the grant dates consistent with the method of SFAS 123, the impact would not have materially affected net income.

     In 1989, the Bank adopted a stock option plan (the "1989 Plan") which was last amended in 1993, under which 1,581,964 shares of the Bank's common shares may be issued to directors, officers, and key employees at not less than 100% of the fair market value at the date the options are granted.

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 1996, 1995 and 1994, respectively: risk-free rates of 6.1%, 5.4% and 7.8%; volatility of 15% percent for all years, and expected lives of three years.

     A summary of the status of the Bank's fixed stock option plan as of December 31, 1996, 1995, and 1994, and changes during the years ending on those dates is presented below:

                                           1996                    1995                    1994
                                   --------------------    --------------------    --------------------
                                               WEIGHTED                WEIGHTED                WEIGHTED
                                               AVERAGE                 AVERAGE                 AVERAGE
                                               EXERCISE                EXERCISE                EXERCISE
                                    SHARES      PRICE       SHARES      PRICE       SHARES      PRICE
                                   --------    --------    --------    --------    --------    --------
Outstanding at Beginning of
  Year...........................   702,751      $  5       707,623       $4        656,984       $3
Granted..........................    47,466        10       153,419        8        193,939        7
Exercised........................  (180,947)        4      (139,464)       3       (126,738)       3
Forfeited........................    (8,354)        7       (18,827)       6        (16,562)       3
                                   --------                --------                --------
Outstanding at End of Year.......   560,916         6       702,751        5        707,623        4
                                   ========                ========                ========
Options exercisable at
  year-end.......................   284,362         5       325,080        5        399,239        4
Weighted-average fair value of
  options granted during the
  year...........................     $2.03                   $1.50                   $1.42

     The following table summarizes information about fixed options outstanding at December 31, 1996:

                                                 OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                   -----------------------------------------------   ----------------------------
                                                 WEIGHTED-AVERAGE      WEIGHTED                       WEIGHTED
                                     NUMBER         REMAINING          AVERAGE         NUMBER         AVERAGE
         EXERCISE PRICE            OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
---------------------------------  -----------   ----------------   --------------   -----------   --------------
$ 3 to $ 4.......................    233,851        1.9 years            $  4          133,314           $3
$ 5 to $ 7.......................    185,069              2.9               7          134,114            7
$ 8 to $ 9.......................    112,042              3.9               9           16,934            9
$10 to $13.......................     29,954              4.7              11               --           --
                                     -------                                           -------
$ 3 to $13.......................    560,916              2.8               6          284,362            5
                                     =======                                           =======

NOTE J -- EMPLOYEE STOCK OWNERSHIP AND RETIREMENT SAVINGS PLANS

     The Bank has adopted an Employee Stock Ownership Plan and a Retirement Savings Plan for the benefit of its employees. Contributions to the Plans are determined annually by the Board of Directors. The combined expenses for these plans were $292 in 1996, $200 in 1995, and $384 in 1994.

                            VALLEY INDEPENDENT BANK

                       DECEMBER 31, 1996, 1995, AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE K -- RELATED PARTY TRANSACTIONS

     In the ordinary course of business, the Bank has granted loans to certain officers and directors and the companies with which they are associated. In the Bank's opinion, all loans and loan commitments to such parties are made on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. The balance of these loans outstanding at December 31, 1996 and 1995 was approximately $3,488 and $2,306, respectively.

NOTE L -- STOCK DIVIDENDS AND STOCK SPLITS

     The Bank has issued stock dividends in 1996, 1995, and 1994, and three-for-two stock splits in 1995 and 1994. On May 30, 1997, the Bank recorded a six for five stock split for shareholders of record on May 9, 1997. The per share data in the statements of income and the information in Note I and Note O have been adjusted to give retroactive effect to these dividends and splits.

NOTE M -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business, and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

     The following methods and assumptions were used to estimate the fair value of significant financial instruments:

  Financial Assets

     The carrying amounts of cash, short term investments, due from customers on acceptances, and bank acceptances outstanding are considered to approximate fair value. Short term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with banks. The fair values of investment securities, including available for sale, are generally based on quoted market prices. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

  Financial Liabilities

     The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining

                            VALLEY INDEPENDENT BANK

                       DECEMBER 31, 1996, 1995, AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE M -- FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) maturities. The fair value of long term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

  Off Balance Sheet Financial Instruments

     The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

     The estimated fair value of financial instruments at December 31 is summarized as follows:

                                                           1996                      1995
                                                  ----------------------    ----------------------
                                                  CARRYING       FAIR       CARRYING       FAIR
                                                   AMOUNT        VALUE       AMOUNT        VALUE
                                                  ---------    ---------    ---------    ---------
FINANCIAL ASSETS:
  Cash and Due From Banks.....................    $  26,886    $  26,886    $  19,435    $  19,435
  Interest-Bearing Deposits...................    $     879    $     879    $      --    $      --
  Investment Securities.......................    $  36,522    $  36,522    $  39,393    $  39,393
  Federal Funds Sold..........................    $   8,000    $   8,000    $      --    $      --
  Loans.......................................    $ 242,787    $ 239,970    $ 188,878    $ 184,480
  Cash Surrender Value -- Life Insurance......    $   2,008    $   2,008    $   1,690    $   1,690
FINANCIAL LIABILITIES:
  Deposits....................................    $ 303,944    $ 303,524    $ 230,534    $ 230,642
  Federal Funds Purchased.....................    $      --    $      --    $   1,400    $   1,400

NOTE N -- REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

                            VALLEY INDEPENDENT BANK

                       DECEMBER 31, 1996, 1995, AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE N -- REGULATORY MATTERS (CONTINUED)
     As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank's category). To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios:

                                                                    AMOUNT OF CAPITAL REQUIRED
                                                                -----------------------------------
                                                                     TO BE               TO BE
                                                                  ADEQUATELY             WELL-
                                            ACTUAL CAPITAL        CAPITALIZED         CAPITALIZED
                                            ---------------     ---------------     ---------------
                                            AMOUNT    RATIO     AMOUNT    RATIO     AMOUNT    RATIO
                                            -------   -----     -------   -----     -------   -----
AS OF DECEMBER 31, 1996:
  Total Capital (to Risk-Weighted
     Assets)..............................  $27,410    9.7%     $22,581    8.0%     $28,227   10.0%
  Tier 1 Capital (to Risk-Weighted
     Assets)..............................  $24,776    8.7%     $11,291    4.0%     $16,936    6.0%
  Tier 1 Capital (to Average Assets)......  $24,776    7.9%     $12,525    4.0%     $15,656    5.0%

AS OF DECEMBER 31, 1995:
  Total Capital (to Risk-Weighted
     Assets)..............................  $25,340   12.7%     $16,027    8.0%     $20,034   10.0%
  Tier 1 Capital (to Risk-Weighted
     Assets)..............................  $23,316   11.6%     $ 8,014    4.0%     $12,020    6.0%
  Tier 1 Capital (to Average Assets)......  $23,316    9.7%     $ 9,651    4.0%     $12,065    5.0%

     The California Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lessor of the bank's undivided profits or the bank's net income for its last three fiscal years less the amount of any distribution made by the bank to shareholders during the same period. Under these restrictions, approximately $2,474 was available for payment of dividends at December 31, 1996.

     Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. At December 31, 1996, required reserves were approximately $3,354.

NOTE O -- MERGER WITH BANK OF THE DESERT, N.A.

     On September 12, 1996, the Bank acquired 100% of the outstanding common stock of Bank of the Desert, N.A. (BOD) for $3,295 in cash. BOD had total assets of approximately $31,858. The acquisition was accounted for using the purchase method of accounting in accordance with Accounting Principles Board Opinion No.
16. "Business Combinations". Under this method of accounting, the purchase price was allocated to the assets acquired and deposits and liabilities assumed based on their fair values as of the acquisition date. The financial statements include the operations of BOD from the date of the acquisition. Goodwill arising from the transaction totaled approximately $1,933 and is being amortized over fifteen years on a straight-line basis.

                            VALLEY INDEPENDENT BANK

                       DECEMBER 31, 1996, 1995, AND 1994
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE O -- MERGER WITH BANK OF THE DESERT, N.A. (CONTINUED)
     The following table sets forth selected unaudited pro forma combined financial information of the Bank and BOD for the years ended December 31, 1996 and 1995. The pro forma operating data reflects the effect of the acquisition of BOD as if it was consummated at the beginning of each year presented. The pro forma results are not necessarily indicative of the results that would have occurred had the acquisition been in effect for the full years presented, nor are they necessarily indicative of the results of future operations (amounts in thousands, except per share data).

                                                                      YEAR ENDED
                                                             -----------------------------
                                                             DECEMBER 31,     DECEMBER 31,
                                                                 1996             1995
                                                             ------------     ------------
        Interest and Noninterest Income....................    $ 29,816         $ 27,529
        Net Income.........................................    $  1,822         $  2,003
        Net Income per Share...............................    $    .33         $    .36

     These proforma disclosures include adjustment to interest income from the payment of the purchase price in cash and goodwill amortization. No adjustments have been reflected in these amounts for the expected cost savings to be derived from this merger.

NOTE P -- PROPOSED PURCHASE OF WELLS FARGO, N.A. BRANCHES

     During 1996 the Bank entered into an agreement to assume the deposits and purchase the deposit related loans of two Wells Fargo branches. The Bank paid book value for the deposit related loans and fixed assets and a premium of 4.5% of the average daily deposits. Total deposits were approximately $40,000. The purchase was consummated on February 14, 1997.